Management’s Discussion and Analysis

For the three and six months ended July 31, 2019 and 2018

(Expressed in U.S. Dollars)

GENERAL

C21 Investments Inc. (the “Company” or “C21”) was incorporated in the Province of British Columbia under the Company Act (British Columbia) on January 15, 1987 as Empire Creek Mines Inc. On May 11, 1987, the Company changed its name to Curlew Lake Resources Inc. Effective November 24, 2017, the Company changed its name to C21 Investments Inc. On June 15, 2018, the Company’s common shares were delisted from the TSX Venture Exchange and on June 18, 2018, the common shares commenced trading on the Canadian Securities Exchange (“CSE”) under the symbol CXXI. The Company registered its common shares in the United States (“U.S.”) and on May 6, 2019, its common shares were cleared by FINRA for trading on the OTC Markets platform under the U.S. trading symbol CXXIF. On August 23, 2019 the Company announced it had been approved and upgraded for trading on the OTCQB Venture Market.

The Company is a publicly traded company with its corporate office and its principal place of business is Suite 820, 1075 West Georgia Street, Vancouver, British Columbia, Canada.

Pursuant to a change of business announced on January 29, 2018 to the Cannabis industry, the Company commenced acquiring and operating revenue-producing cannabis operations in the U.S. and internationally.

This Management’s Discussion and Analysis (“MDA”) covers the operations of the Company for the three and six months ended July 31, 2019 and 2018. The MDA should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the year ended January 31, 2019 and 2018 and the Company’s unaudited interim condensed consolidated financial statements for the three and six months ended July 31, 2019 and 2018. All inter-company balances and transactions have been eliminated upon consolidation. The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Financial information presented in this MD&A is presented in United States dollars ("$" or "US$"), unless otherwise indicated.

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com or the Company website at www.cxxi.ca.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws. All information, other than statements of historical facts, included in this MDA that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information includes, among other things, information regarding: statements relating to the business and future activities of, and developments related to, the Company, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans, including information concerning the completion and timing of the completion of contemplated acquisitions, expectations whether such proposed transactions will be consummated on the current terms or otherwise and contemplated timing, expectations and effects of such proposed transactions, including the potential number and location of cultivation and production facilities and dispensaries or licenses therefor to be acquired and markets to be entered into by the Company as a result of completing such proposed acquisitions, expectations regarding the markets to be entered into by the Company as a result of completing such proposed acquisitions, such as the growth to be experienced by such new markets, the ability of the Company to successfully achieve its business objectives as a result of completing such proposed acquisitions, estimates of future cultivation, manufacturing and extraction capacity, expectations as to the development and distribution of the Company’s brands and products, the expansion into additional U.S. and international markets, any potential future legalization of adult-use and/or medical cannabis under U.S. federal law, expectations of market size and growth in the United States and the states in which the Company operates or contemplates future operations and the effect such growth will have on the Company’s financial performance, expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future.

Readers are cautioned that forward-looking information and statements are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements.

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Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: the contemplated acquisitions and dispositions being completed on the current terms and current contemplated timeline; development costs remaining consistent with budgets; ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; favorable production levels and costs from the Company’s operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third party service providers and other inputs for the Company’s operations; and the Company’s ability to conduct operations in a safe, efficient and effective manner. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks, uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information and statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, among others, risks relating to U.S. regulatory landscape and enforcement related to cannabis, including governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the ability to consummate the proposed acquisitions on the proposed terms and the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions, risks related to reliance on third party service providers, the limited operating history of the Company, risks inherent in an agricultural business, risks related to proprietary intellectual property, risks relating to financing activities, risks relating to the management of growth, increasing competition in the industry, risks associated to cannabis products manufactured for human consumption including potential product recalls, reliance on key inputs, suppliers and skilled labor (the availability and retention of which is subject to uncertainty), cybersecurity risks, ability and constraints on marketing products, fraudulent activity by employees, contractors and consultants, risk of litigation and conflicts of interest, and the difficulty of enforcement of judgments and effect service outside of Canada, risks related to future acquisitions or dispositions, limited research and data relating to cannabis, as well as those risk factors discussed elsewhere herein, including under “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements.

The Company may elect to update such forward-looking information and statements at a future time, it assumes no obligation for doing so except to the extent required by applicable law.

The forward-looking statements or information contained in this Management’s Discussion and Analysis are made as of July 31, 2019 and September 12, 2019.

DESCRIPTION OF BUSINESS

The Company is a vertically integrated cannabis company that cultivates, processes, distributes and sells quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues together with high-growth potential, multi-market branded Consumer Branded Goods (“CPG”).

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The Company focuses on scalable opportunities in key markets that take advantage of its core competencies, including: (i) expanding its retail footprint through opportunistic value-add acquisitions for integration in existing markets and ii) branded CPG expansion through both captive retail and developing wholesale channels. The Company focuses on acquiring businesses that provide immediate contribution to overall profitability, or have a path to profitability within twelve months, where it can leverage existing assets, brands, and domain expertise.

The Company seeks to wholly acquire successful and scalable cannabis businesses with experienced management teams in place. It currently holds licenses in Oregon and Nevada that span the entire cannabis supply chain within each market. The Company views Oregon and Nevada as providing ongoing opportunities for growth due to current market depth, favorable annualized growth, and established regulatory frameworks.

The Company is operated by a management team that has significant professional experience, including deep experience both within the cannabis industry and other fast-paced growth industries like technology, entertainment, healthcare, and venture capital. The Company’s management team also includes experts from more traditional industries like forestry, manufacturing, real estate, and capital markets.

On July 9th the Company announced that Sonny Newman had been appointed CEO, succeeding Robert Cheney, who remains on the Company’s Board of Directors.

ACQUISTION PROCESS

Since the Company changed its focus to the cannabis market on January 29, 2018, the Company has been aggressively growing its business, having completed several acquisitions in Nevada and Oregon in 2018 and 2019. The Company is also investigating further prospective acquisitions in Nevada and Oregon.

As of July 31, 2019, the Company has closed its acquisitions of Eco Firma Farms, LLC (cultivation), Megawood Enterprises Inc (retail), Phantom Venture Group, LLC and Phantom Brands, LLC (cultivation and processing) and Swell Companies Limited located in Oregon, in addition to Silver State Relief LLC (retail) and Silver State Cultivation LLC (cultivation and processing) located in Nevada.

In the current phase of C21’s acquisition plan, the Company is focused primarily on expanding its retail footprint in Nevada; and value-added bolt-on assets in Oregon that can be acquired at a significant discount. The Company may also entertain strategic opportunities in California and other jurisdictions, as opportunities present themselves.

Closing of any of the Company’s acquisitions is to occur after a binding definitive purchase agreement has been executed and all of the conditions precedent to closing have been satisfied or waived. One of the conditions precedent is the filing with local authorities for approval to transfer ownership of the applicable cannabis licenses of the business. This approval can take between 2 and 6 months to obtain in the states of Oregon and Nevada. A transaction cannot be completed until regulatory approval is obtained from the applicable state.

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COMPLETED ACQUISITIONS

ECO FIRMA FARMS LLC – OREGON USA

On June 13, 2018, the Company completed the acquisition of 100% of the membership interests of Eco Firma Farms LLC (“EFF”), an Oregon limited liability company (former subsidiary of Proudest Monkey Holdings LLC), which owns and operates a cannabis production facility, and related assets, in Oregon. On June 28, 2018 and July 6, 2018, the Company announced certain post-closing adjustments with respect to the acquisition of EFF. In consideration for 100% of the membership interests of EFF, the Company paid total consideration of $7,849,684 as follows:

(i)

issued a $1,905,635 share payment note. The share payment note is non – interest bearing and is payable through the issuance of 2,142,000 common shares of the Company. The share payment note has no cash value and can be exercised after October 14, 2018;

(ii)

issued a $2,000,000 convertible promissory note bearing interest at 4% per annum, convertible into C21 common shares at either $1.00/common share or $0.825/common share at the option of the holder. The note matures June 13, 2021; and,

(iii)	agreed to discharge EFF indebtedness in the amount of $3,944,049.

The vendors of Eco Firma Farms LLC can also earn up to 6,500,000 common shares of C21, at a deemed issue price of $1.00/common share, over a maximum seven-year period, if the EBITDA earned by the Company in relation to EFF satisfies certain agreed upon amounts (“EFF Earn Out”). Management has determined that the EFF Earn Out has no value.

On December 28, 2018, the Company restructured certain real estate rights connected with its EFF operations. Under the restructured arrangement, for a $3.8m purchase price, the Company would formally acquire the real estate assets housing EFF’s cultivation operations under a vendor finance arrangement that will convert current rental payments into mortgage interest payments. As part of the restructuring, two of the vendors of EFF agreed, among other things, to assign the rights to their 39.25% share of the EFF Earn Out to a wholly owned subsidiary of the Company.

At January 31, 2019, it was determined that the goodwill amounts for EFF were impaired and the Company wrote off $5,160,741 of goodwill in relation to EFF.

On May 10, 2019, the Company issued 3,983,886 common shares (the common shares were issued subject to escrow release in four consecutive monthly installments of 25% each commencing on September 14, 2019), at a deemed price of $0.825/common share, to settle the $3.8m purchase price for the real property used in EFF’s operations, in addition to assuming the $513,294 balance under the first mortgage for the property.

SILVER STATE CULTIVATION LLC AND SILVER STATE RELIEF LLC – NEVADA USA

On January 15, 2019, the Company completed the acquisition of 100% of the membership interests of both Silver State Relief LLC and Silver State Cultivation LLC (collectively “Silver State”), which are Nevada limited liability companies. The acquisition was effective January 1, 2019. Silver State operates an indoor cultivation and processing facility in approximately 155,000 square feet of licensed space in Sparks, Nevada. Silver State also owns two retail licenses that operate dispensaries in Sparks and Fernley, Nevada.

In consideration for 100% of the membership interests of Silver State, the Company paid total consideration of $49,105,048 as follows:

(i)	$9,009,800 in cash;

(ii)	working capital surplus of $1,143,873 paid to the vendor;

(iii)	a secured promissory note to the vendor for $30,000,000 with interest at 10% per annum, payable in quarterly installments to be amortized over the period ending June 2020; and,

(iv)	12,500,000 common shares on closing priced at C$0.95/common share.

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The Silver State businesses operate in three buildings, a cultivation/production warehouse and a dispensary, both located in Sparks, Nevada. The third building is the Fernley dispensary in Fernley, Nevada, which opened on January 15, 2019. The Company has the option, exercisable during the term of its leases, to acquire all three of the real estate assets of Silver State including: the land and 155,000 square-foot building (“Stanford Way”) in Sparks, Nevada that houses its cultivation and processing facility; the land and 8,000 square foot retail dispensary building (“Greg Street”) located in Sparks, Nevada, servicing more than 40,000 customers per month; and the 6,000 square foot dispensary and land located in Fernley, Nevada (“Fernley”), servicing more than 16,000 customers per month. The option price for Stanford Way is $12,700,000, payable in cash or common shares of the Company at $3.50 per common share, at the election of the landlord. The option price for Greg Street is $3.3m, payable in cash. The option price for Fernley, expiring on July 1, 2020, is $750,000, plus the construction cost, which is currently estimated to be $1,478,000, payable in cash.

Effective July 1, 2019, Sonny Newman and the Company agreed to amend the terms of the secured promissory note due to Mr. Newman to require an immediate payment of $2m plus accrued interest, followed by five payments of $800,000 plus accrued interest on the first of each month beginning August 1, 2019 and ending December 1, 2019. The remaining balance of $21m is to be paid in at least ten monthly instalments of $2m including accrued interest commencing January 1, 2020.

MEGAWOOD ENTERPRISES INC – OREGON USA

On January 23, 2019, the Company completed the acquisition of 100% of the common shares of Megawood Enterprises, Inc (“Pure Green”), an Oregon corporation, which includes its retail location at 3738 Sandy Blvd. NE, Portland, OR.

In consideration for 100% of the common shares of Pure Green, the Company paid total consideration of $794,888 as follows:

(i)	cash paid on closing of $280,000;

(ii)	a second cash payment of $231,395 on February 15, 2019 subsequent to closing, which equals $370,000 less advances of $138,605;

(iii)	a non-interest-bearing convertible promissory note for $175,000 maturing January 24, 2020 and convertible into common shares of the Company at C$5.00/common share on or after October 24, 2019; and,

(iv)	$30,112 working capital deficit due from the vendor.

PHANTOM VENTURE GROUP, LLC AND PHANTOM BRANDS, LLC – OREGON, USA

On February 4, 2019, the Company completed its acquisition of 100% of the membership interests of Phantom, which encompasses the following limited liability companies: Phantom- Venture Group, LLC, Phantom Distribution, LLC, 63353 Bend, LLC, 20727 4 Bend, LLC, 4964 BFH, LLC, and Phantom Brands, LLC (collectively "Phantom"). Phantom has outdoor cannabis cultivation facilities totaling 80,000 square feet with an additional 40,000 square feet under development in southern Oregon. Phantom also operates a 5,600 square foot facility which includes a wholesale distribution warehouse and an extraction laboratory and a 7,700 square foot state-of-the-art indoor grow facility in central Oregon.

In consideration for 100% of the membership interests of Phantom, the Company paid total consideration of $10,539,260 as follows:

(i)	cash deposits on closing of $ 3,200,000

(ii)	a promissory note for $290,000;

(iii)	issuance of 2,670,000 common shares of the Company valued at C$1.23/common share;

(iv)	issuance of 1,700,000 share purchase warrants of C21, each warrant exercisable for one common share at a price of C$1.50/common share; and,

(v)

issuance of earnout shares of up to a maximum of 4,500,000 common shares of C21, to be issued over a period of seven years, contingent upon the achievement of certain stock price targets of C21 or change of control of C21 at certain stock price valuation targets (50% of the earnout shares issuable upon change of control of the Company at a valuation of C$3.00/common share or more; 100% of the earnout shares issuable upon change of control of the Company at a valuation of at least C$5.00/common share).

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On October 15, 2018, the Company entered into a definitive agreement to purchase 100% of the outstanding membership interests in SDP Development Group, LLC (“SDP”), an Oregon limited liability company, the owner of six (6) properties used connection with Phantom’s cannabis cultivation, processing, and distribution operations, which is scheduled to close on October 15, 2020. Eight former owners of Phantom are the members of SDP, all of which were subsequently hired by the Company, including Skyler Pinnick, a director and officer of the Company, and Russell Rotondi, an officer of the Company. The purchase price payable for the membership interests in SDP is $8,010,000 payable in cash or, at the election of the vendors, in whole or in part by the issue of 2,670,000 common shares of the Company, at a deemed share price of $3.00/common share.

Effective July 1, 2019, the vendors of SDP (“SDP Vendors”) and the Company reached an agreement in principle to accelerate the SDP purchase agreement. Under the terms of such agreement in principle, the SDP Vendors would: (a) be issued a total of 9,983,511 common shares of C21 at a deemed issue price of C$1.05 per share in settlement of the $8.01m payable to them on October 18, 2020 for SDP and its real property assets, and (b) eliminate the requirement for fixed rent for the four-month period commencing July 1, 2019, providing for payment of rent thereafter in C21 shares at an issue price of C$1.05 per share.

SWELL COMPANIES LIMITED – OREGON, USA

On May 24, 2019, the Company completed its acquisition of 100% of the common shares of Swell Companies Limited (“Swell”), an Oregon corporation. Swell is a processor and wholesaler of THC and CBD products. Swell is recognized as a leader in the extraction and manufacturing of THC and CBD derived products. Swell’s commitment to quality, innovation, and execution has established Swell as an early and dominant player in the competitive Oregon market. Raw oil, encapsulates and vape pens are distributed under its in-house brands: Dab Society Extracts and Hood Oil. The capacity of Swell’s processing facility is 350,000 grams of high-quality raw oil per month, making Swell one of the largest processors in Oregon.

In consideration for 100% of the common shares of Swell, the Company paid total consideration of $20,455,045 as follows:

(i)	cash deposits on closing of $5,050,000;

(ii)	liabilities assumed of $1,070,907;

(iii)	$1,000,000 in the form of convertible note upon close;

(iv)	1,266,667 common shares of C21 on closing;

(v)	1,200,000 warrants to purchase common shares of C21 with an exercise price of C$1.50/common share;

(vi)	456,862 common shares issuable on November 24, 2020;

(vii)

2,450,000 common shares issuable on May 24, 2021. Upon the vendors’ election, up to $5m in cash to be received 24 months from the closing date if the average closing price of the Company’s shares over the 15 trading days immediately preceding the payment date is less than C$3.75. If the vendors elect to take cash, common shares issuable would be reduced to 783,333; and,

(viii)

issuance of earnout shares of up to a maximum of 6,000,000 earn out common shares, to be issued over a period of seven years, contingent upon the achievement of certain stock price targets of C21, and 50% of the earnout shares issuable upon change of control of C21 and 100% of the earnout shares issuable upon change of control of C21 at a C21 valuation of at least C$5.00/common share.

On September 3, 2019, the Company finalized an agreement with the former owners Swell Companies Limited (the “Swell Vendors”) to amend the terms of the Company’s forward-cash obligations to the Swell Vendors. Pursuant to the terms of the amended agreement: (a) the cash sum due to the Swell Vendors through September 2019 under the original agreement, in the amount of $850,000, will be paid by the Company on or before November 15, 2019; and (b) the sum of $7,350,000 due to the Swell Vendors on May 24, 2021 under the original agreement (vii above), including the Swell Vendors’ option to receive $5m of such sum in cash, will be satisfied in full by the issuance of 7,015,238 common shares of C21 at a deemed issue price of $1.047 per share. The shares were issued into escrow and will be released as follows: (a) twenty-five percent (25%) four-months-and-a-day from the date of issue; and (b) the remainder of the shares in three equal instalments of one-third every four months thereafter.

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SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares. As of January 31, 2019, there were 58,505,255 common shares issued and outstanding. As of July 31, 2019, there were 82,235,902 common shares issued and outstanding. The holders of the common shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of common shares are also entitled to dividends, if and when declared by C21’s Board of Directors (the “Board”) and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The Company is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board.

On February 6, 2019, the Company granted incentive stock options to certain employees entitling them to purchase an aggregate of 710,000 common shares of the Company at an exercise price of C$1.11 vesting over a 2-year period, expiring at close of business on February 5, 2022. As of January 31, 2019, there were 2,520,000 options outstanding to purchase common shares. As of July 31, 2019, there were 2,465,000 options outstanding to purchase common shares.

Also on July 17, 2018, the Company adopted a Restricted Share Unit Plan under which it authorized the Company’s compensation committee to grant restricted share units (“RSU”) entitling a holder to receive one common share, as a discretionary payment in consideration of past services to the Company or as an incentive for future services, to both eligible employees and eligible contractors. As of January 31, 2019, and July 31, 2019, there were no RSUs outstanding to purchase common shares.

In addition, as of January 31, 2019, the Company has warrants outstanding to purchase up to an aggregate of 5,145,045 common shares. As of July 31, 2019, the Company has warrants outstanding to purchase up to an aggregate of 5,694,748 common shares.

EMPLOYEES

As of the date of this report, the Company employed 10 corporate staff in Canada and the U.S., and 170 at its subsidiaries in Oregon and Nevada. The Company has implemented a significant cost cutting program beginning July 1, 2019 which will save over $5.4M of ongoing annual run rate costs.

The Company’s employees are highly talented individuals who have educational achievements ranging from Ph.D., Masters, and undergraduate degrees in a wide range of disciplines, as well as staff who have been trained on the job to uphold the highest standards as set by the Company. The Company recruits, hires and promotes individuals who are best qualified for each position, priding itself on using a selection process that recruits people who are trainable, cooperative and share the Company’s core values. As a result, the Company and its predecessor businesses have experienced low annual turnover rates in the past.

In addition, the health and safety of the Company’s employees is a priority and the Company is committed to the prevention of illness and injury through the provision and maintenance of a safe and healthy workplace. The Company takes all reasonable steps to ensure staff are appropriately informed and trained to ensure a culture of health, safety, and continuous improvement maintained at all times. Wherever possible, the Company will continue to adopt generally accepted health and safety best practices from non-cannabis-related industries.

CULTIVATION AND PROCESSING

The Company currently owns and operates five (5) cultivation facilities totaling 105,000 square feet of active canopy yielding over 12,500 pounds of quality cannabis flower annually. The Company also currently owns and operates three (3) processing facilities, with approximately 365,000 grams per month of raw oil extraction capacity.

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Through Phantom in Oregon, the Company operates outdoor and greenhouse active canopy totaling 80,000 square feet with an additional 40,000 square feet in application with the Oregon Liquor Control Commission (“OLCC”) in southern Oregon. Phantom also operates a 7,700 square foot state-of-the-art indoor grow facility in central Oregon, with 5,000 square feet of active canopy. Phantom cultivates Clean Green Certified® cannabis using sustainable practices and volcanic filtered water in both its indoor and outdoor facilities and produces over 40 strains of cannabis, including some with award winning genetics. Clean Green Certified® is a certification designation for cannabis cultivators who maintain sustainable, natural and organically based practices in their growing practices. Further, Phantom operates a 5,600 square foot facility which includes an extraction laboratory (with a 90-liter supercritical CO2 system) and a wholesale distribution warehouse in central Oregon.

Through EFF in Oregon, the Company operates an indoor cannabis cultivation facility totaling 23,000 square feet, with 3,000 square feet of active canopy. EFF operates a unique LED-based methodology powered in large part by renewable energy sources. EFF produces approximately 6 strains of cannabis, including some with award winning genetics. As of the date of this report, the Company is evaluating a plan to temporarily halt operations at the EFF facility in an effort to streamline Oregon operations due to both economic and regulatory factors (regulatory factors discussed more fully below under Oregon Compliance). In addition, the Company is presently contemplating the potential sale of the cultivation license, the building and the fixtures contained therein, given that future operations by EFF at the facility are presently uncertain.

Through Swell in Oregon, the Company operates a 10,000 square foot volatile and non-volatile extraction facility together with expansion rights for an additional adjacent 12,000 square feet. Swell manufactures and distributes more than 250 SKUs, across 16 product lines, with award winning products available in over 200 retail dispensaries statewide.

Through Silver State in Nevada, the Company operates indoor cultivation and processing out of a 155,000 square foot facility with 17,160 square feet of active canopy and 1,200 square feet dedicated to volatile extraction. Silver State produces approximately 5,500 pounds of flower annually which is primarily sold within the Company’s Silver State dispensaries, with plans to expand production for future captive retail and wholesale distribution under the Silver State and partner brands. The Company is also currently ramping up Silver State’s extraction capacity to support branded CPG expansion in both captive retail and wholesale channels.

RETAIL

Through Pure Green in Oregon, the Company operates a 3,000 square foot retail dispensary located in Portland, which sits in the heart of Portland’s vibrant Hollywood District and services more than 2,500 recreational and medical marijuana customers per month. Pure Green is a legacy brand within the Oregon marketplace that is well-known as a long-time community advocate and trusted retail source. Pure Green also serves as a valuable market research platform enabling the Company to monitor and adjust to the dynamics of the broader Oregon retail marketplace.

Through Silver State in Nevada, the Company operates two dispensaries, an 8,000-square foot retail dispensary, located in Sparks, and a 6,000-square foot dispensary located in Fernley, collectively servicing an average of more than 45,000 recreational and medical marijuana customers per month in 2019, with over 400 SKUs in each store and averaging $58.00 per transaction. Consistent quality, market-leading pricing, and superior customer service translate to industry-leading sales per square foot ($9,815/sq. ft. in 2018). Likewise, because of its substantial purchasing leverage, Silver State consistently offers customers among the lowest prices within the state.

BRANDING AND MARKETING

The Company utilizes consistent branding and messaging across all of its retail and wholesale channels under Dab Society Extracts, Phantom Farms, Hood Oil, Silver State Relief, EFF and Pure Green. The Company currently sells over 400 distinct SKUs, including the following product categories: CO2 vaporizer pens, live resin vaporizer pens, distillate vaporizer pens, live resin extract, cured resin extract, bulk flower, packaged flower, pre-rolls, CBD cured resin vaporizer pens, CBD CO2 vaporizer pens, and CBD cured resin extracts.

BANKING AND PROCESSING

In Oregon, the Company deposits funds from its operations into its credit union accounts at Salal Credit Union (Washington State) and Maps Credit Union (Oregon). In Nevada, the Company deposits funds from its operations into its credit union accounts held at Partner Colorado Credit Union through Safe Harbor Private Banking services. The Company is fully transparent with its credit union partners regarding the nature of its business and the credit unions remain supportive of the Company’s growth plans. The Company is currently testing a credit card pilot program at it’s dispensary in Portland.

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PRODUCT SELECTION AND OFFERINGS

Product selection decisions are currently made by the Company’s buyers, who negotiate with potential vendors across all product categories including packaged and wholesale flower, vaporizer pens, cured extracts, edibles and pre-rolls. The Company bases its product selection decisions on product quality, margin potential, and scalability.

The Company’s branded CPG and flower-based products are sold primarily through captive retail and wholesale channels in Oregon and Nevada. The Company’s retail locations in Oregon and Nevada also offer third party branded CPG and flower-based products including a wide variety of THC and CBD based products, including vaporizer pens, cured resin extracts, bulk flower, packaged flower, pre-rolls, edibles, tinctures, and topicals.

IN STORE PICKUP AND DELIVERY

In addition to traditional point-of-sale retail, the Company’s Nevada retail locations offer in store pickup and delivery through the Dutchie, a leading cannabis sales and fulfillment web-based application. This sales methodology is relatively new, and the efficacy of this application is still being evaluated by the Company. The Company actively monitors the continued growth of a number of cannabis web-based sales and fulfillment platforms and will continue to engage those service providers who offer consistent and durable value proposition.

INVENTORY MANAGEMENT

The Company has comprehensive inventory management procedures, which are compliant with all applicable state and local laws, regulations, ordinances, and other requirements. These procedures ensure strict controls over the Company’s cannabis flower and CPG inventory from its production, processing and distribution licensees through to ultimate sale to end consumers (or rare cases disposal as cannabis waste). Such inventory management procedures also include strong quality control and quality assurance measures to prevent in-process contamination and maintain the safety and quality of the products. The Company is committed to supplying safe, consistent, and high-quality cannabis flower and CPG products at a value-oriented price.

RESEARCH AND DEVELOPMENT

Through its research and development activities, the Company expects to create proprietary genetics, processes, technologies, and products from its existing Oregon and Nevada operations, as well as from future expansion in new markets. The Company may license these genetics, processes, technologies, and products as part of its future business. The Company may also seek appropriate federal patent, trademark, copyright, and other customary intellectual property protections when the same become available and/or are appropriate.

COMPETITION

Across the entire cannabis value chain, the Company expects to continue to vigorously compete with other licensees in Oregon, Nevada, and future markets. Because Oregon is an “open” license state (arguably one of the more free-market states with respect to both barriers to entry and regulation), the competitive landscape has been especially challenging since the inception of recreational marijuana. Because Nevada is a “limited” license state, competition has been significantly less challenging and the broader market dynamics are significantly more favorable. While many of the Company’s direct competitors continue to be small-scale local operators, market rationalization through consolidation is increasingly a trend. Of specific note is the increased participation of well capitalized multi-state operators with national growth aspirations in both the Oregon and Nevada marketplaces.

As more U.S. jurisdictions pass state legislation allowing the recreational use and sale of cannabis, the Company is assured an increased level of competition in U.S. markets. A number of CSE-listed companies are also expanding operations into multiple states as regulations and market conditions provide opportunities for investment. These increasingly competitive U.S. markets may adversely affect the financial condition and operations of the Company.

 See “Industry Background and Trends” and “Risk Factors – Competition” below.

P. 10

INTELLECTUAL PROPERTY

The Company has developed numerous proprietary genetics, processes, technologies and products. These assets include genetics, ERP and other software applications, cultivation and extraction technologies, as well as consumer brands. Whenever available and appropriate, the Company undertakes reasonable intellectual property protections to secure these assets.

To date, absent the availability of customary federal patent, trademark, and copyright protections for cannabis applications, the Company has relied on non-disclosure/confidentiality arrangements, common law trade secrets, and state-based trademark protections. The Company actively monitors and responds to all potentially material intellectual property infringements and maintains strict standards and controls regarding the use and dissemination of its intellectual property.

In addition, the Company owns and operates nine (9) website domains including: www.cxxi.ca, www.phantom-farms.com, www.silverstaterelief.com, www.puregreenpdx.com, www.ecofirmafarms.com, www.be-swell.com, www.swellfeelings.com, hood-oil.com, and c21supply.co, along with numerous social media accounts across all major platforms.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for the most recently prepared quarters:

	July 31, 2019	April 30, 2019	January 31, 2019	October 31, 2018
Total assets	$94,829,941	$82,283,665	$77,433,026	28,195,344
Working capital (deficiency)	(14,712,253)	(26,925,929)	(13,316,122)	16,198,947
Shareholders' equity (deficiency)	35,575,028	22,659,668	21,086,613	21,809,710
Revenue	9,859,293	7,757,022	2,178,233	301,243
Net income (loss)	$(2,964,862)	$(3,126,993)	$(11,632,816)	(3,479,106)
Net income (loss) per share	$(0.04)	$(0.05)	$(0.38)	$(0.19)
	July 31, 2018	April 30, 2018	January 31, 2018	October 31, 2017
Total assets	$32,986,053	$24,852,367.00	$279,552.00	392,591
Working capital (deficiency)	19,760,429	24,208,202	78,967	244,326
Shareholders' equity (deficiency)	25,461,138	24,199,967	70,194	290,468
Revenue	106,035	-	-	-
Net income (loss)	$(7,420,674)	$(1,023,056)	$(217,393)	(337,058)
Net income (loss) per share	$0.46	$(0.17)	$(0.06)	$(0.07)

During the three months ended July 31, 2019, revenues increased quarter over quarter sequentially primarily due to the acquisition of Swell, which closed May 24, 2019. The Company’s limited operating history within the cannabis industry is the primary driver for the large fluctuation of operational results quarter over quarter of the prior year. Cannabis operations commenced on June 13, 2018 with the closing of C21’s acquisition of EFF. Prior to this date, the company was inactive operationally as management prepared for its new focus on cannabis and listing on the CSE.

The Company incurred a loss of $2,964,962 for the three months ended July 31, 2019 (“FY2020 Q2”), compared to a loss of $5,598,710 for the three months ended July 31, 2018 (“FY2019 Q2”).

During FY2020 Q2, the Company had revenue of $9,859,293 (FY2019 Q2 $108,593) and gross profit of $3,012,197 (FY2019 Q2 $58,498). The gross profit in FY2020 Q2 was driven primarily from Silver State offsetting a gross profit loss of $71k in Oregon.

During FY2020 Q2, the Company incurred non-cash, share based compensation expenses of $184,580 (FY2019 Q2 $2,996,710).

For FY2020 Q2 the Company reports adjusted EBITDA of $801,232, a sequential increase over FY2020 Q1 of $587,415, resulting from further integration and optimizing of operations in Oregon and increased sales and contribution from the Company’s Nevada operations. The Company expects further growth in this metric for FY2020 Q3 as its recently announced cost cutting programs will be heavily realized beginning in August 2019. See adjusted EBITDA section below.

P. 11

FAIR VALUE ADJUSTMENT TO BIOLOGICAL ASSETS

During FY2020 Q2 the Company recorded a net loss of fair value adjustments on biological assets of $1,358,746. This change was driven primarily by a one-time alignment of valuation assumptions used by the Company. Based on review of peer issuers and notice of updated pricing by the Nevada Department of Taxation (“NDOT”) the Company changed its input price used to calculate the FMV of biological assets for its Nevada operations to use prices quoted by NDOT in an effort to align with peer issuers and reduce estimation uncertainty and judgment. The Company notes that it it sells the majority of its Cannabis biological produce through owned retail channel at Silver State Relief which realizes significant premiums over the wholesale prices used to value biological assets for presentation on the Company’s balance sheet.

ADJUSTED EBITDA -
Adjusted EBITDA is a non IFRS financial measure, in which IFRS does not prescribe any standardized definition for adjusted EBITDA. As a result, the Company’s adjusted-EBITDA included below is unlikely to be comparable to similar measures presented by other issuers. See “Non IFRS Measure” below for additional information.

Due to adoption of IAS 16 which requires the Company to capitalizes most ordinary property leases, the Company must characterize the majority of its lease payments as amortization on the statement of loss and comprehensive loss. Due to this, the Company has changed its definition of Adjusted EBITDA to add back rent classified as lease amortization, in order to maintain the spirit of this metric in reflecting the Company’s ongoing operational performance. If this definition had been used for FY2020 Q1 the adjusted EBITDA reported for that period would have been $203,817.

July 31, 2019	Oregon	Nevada	Corporate	Consolidated
Income (loss) before income taxes	$(528,446)	$1,346,671	$(2,996,745)	$(2,178,520)
Adjustments
Net impact, fair value on biological assets	314,368	1,044,378	-	1,358,746
Depreciation and amortization	97,902	682,454	4,803	785,158
Rent expense classified as lease amortization	(14,442)	(135,000)		(149,442)
Fair value changes on debt & equity instruments	-	-	(330,440)	(330,440)
Share based compensation	-	-	60,685	60,685
Interest expense, net	15,499	28,778	707,912	752,189
Accretion	-	-	332,644	332,644
Transaction costs	-	-	192,703	192,703
Impairments & other	(4,491)	(18,000)	-	(22,491)
Adjusted EBITDA	$(119,610)	$2,949,281	$(2,028,438)	$801,232

NON-IFRS MEASURE

Adjusted EBITDA is a supplemental, non-GAAP financial measure. The Company defines EBITDA as earnings before depreciation and amortization (excluding rent classified as lease amortization), income taxes, and interest. Additionally, the Company’s Adjusted EBITDA presented above excludes fair value adjustments, accretion, impairment charges, one-time transaction costs and all other non-cash items. The Company has presented Adjusted EBITDA because C21’s management believes it is a useful measure for investors when assessing and considering C21’s ongoing continuing operations and prospects for the future. Furthermore, Adjusted EBITDA is a commonly used measurement in the financial community when evaluating the market value of companies considered to be in similar businesses. Because Adjusted EBITDA is not a measure of performance calculated in accordance with IFRS, it should not be considered in isolation of, or as a substitute for, the measurement of the Company’s performance prepared in accordance with IFRS. Adjusted EBITDA, as calculated and reconciled in the table above, may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of C21’s ability to fund its cash needs.

P. 12

CONTRACTUAL OBLIGATIONS

The following table includes the Company’s obligations to make future payments for each of the next five years that represent contracts and other commitments that are known and committed:

	Carrying amount	Contractual cash flows	Under 1 year	1-3 years	3-5 years	More than 5 years
As at July 31, 2019
Trade and other payables	$3,438,291	3,438,291	3,438,291	-	-	-
Lease payments (1)	6,287,739	8,399,537	999,749	3,528,480	3,335,578	535,730
Convertible debt (2)	8,948,401	8,948,401	175,000	8,773,401	-	-
Consideration payable (3)	13,532,034	13,532,034	4,643,071	8,888,963	-	-
Notes and other borrowings (4)	25,825,471	25,825,471	18,175,267	7,650,204	-	-
Total	$58,031,936	$60,143,734	27,431,378$	$28,841,048	$3,335,578	$535,730

(1)	Amounts in the table reflect minimum payments due for the Company’s leased facilities and certain leased equipment under various lease agreements and purchase agreements.

(2)	Amounts in the table reflect the contractually required principal payments payable under various convertible note and convertible debenture agreements.

(3)	Amounts in the table reflect the contractually required consideration due to vendors under the purchase agreements for the acquisition of Silver State, Megawood, Phantom, and Swell Companies.

(4)	Amounts in the table reflect the contractually required principal payments payable under a promissory note issued to the vendor that sold Silver State to the Company, and miscellaneous debt on.

RELATED PARTY TRANSACTIONS

During thesix months ended July 31, 2019, the Company entered in the related party transactions as described below. Balances due to related parties included in accounts payable, accrued liabilities, and promissory note payable at the periods ended:

	July 31, 2019	January 31, 2019

Due to the President and CEO	$25,250,684	$484
Due to directors and officers of the Company	-	316,261
Due to a director and CFO of the Company	-	1,888
Due to former director of Oregon operations of EFF	301,213	301,213
Due to the former CEO of EFF	301,213	301,213
Due to significant shareholder	-	31,759,648
	$25,853,110	$ 32,680,707

The Company had the following transactions with related parties:

	July 31, 2019	July 31, 2018

Consulting fees paid to a director	$76,620	$99,519
Salaries paid or accrued to directors and officers	723,622	204,725
Equity compensation for directors and officers	-	2,845,557
Note and interest payments to the President and CEO	6,412,877	-
Rents paid to the President and CEO	593,000	-
Convertible debenture interest paid to directors and officers	8,949	38,999
	$7,806,119	$3,188,800

P. 13

ADDITIONAL INFORMATION

LEGAL PROCEEDINGS

A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the “Plaintiffs”), alleging contract, employment, and statutory claims with an amount in controversy of $1,837,500 against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee. The Company and the other defendants wholly deny the allegations and claims made in the lawsuit and is defending and may counterclaim through the lawsuit. As a procedural update, the Company has filed an Oregon Rule of Civil Procedure (ORCP) 21 motion to dismiss all of the Plaintiffs’ claims against it, its wholly-owned subsidiaries, and other defendants; the Rule 21 motions are pending before the court. Further, the Company’s recent internal investigation, findings and self-reporting of actions and alleged malfeasance by the Plaintiffs at the EFF facility (discussed more fully below under Oregon Compliance) should serve to bolster the Company’s defense and potential counterclaims in the litigation. Given that this legal proceeding is in a premature stage and the Company wholly denies the claims, no provision was recorded

On or about May 30, 2019, Wallace Hill filed a civil claim in the Supreme Court of British Columbia alleging breach of contract and entitlement to 1,800,000 common shares of the Company, fully vested by March 1, 2019, and damages due to the lost opportunity to sell those shares after such date for a profit. On June 23, 2019, the Company circulated a letter to Wallace Hill terminating the agreement and accepting Wallace Hill’s repudiation of the agreement based on Wallace Hill’s previously published defamatory comments and termination of the agreement. Also, on June 23, 2019, the Company filed its response to the civil claim denying all claims and filed counterclaims alleging breach of contract, a declaratory judgment of termination of the agreement, defamation and an injunction from further defamatory comments. The civil action is pending, and it is too early to predict its resolution.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this report, the Company has not entered into any off-balance sheet arrangements.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Company's financial statements and the other financial information included in this MDA are the responsibility of the Company's management and have been examined and approved by the Board. The accompanying audited financial statements are prepared by management in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board, and include certain amounts based on management’s best estimates using careful judgment. The selection of accounting principles and methods is management’s responsibility.

Management recognizes its responsibility for conducting the Company’s affairs in a manner that complies with the requirements of applicable laws and established financial standards and principles and maintains proper standards of conduct in its activities. The Board supervises the financial statements and other financial information through its audit committee, which is comprised of a majority of non-management directors.

The audit committee’s role is to examine the financial statements and recommend that the Board approve them, to examine the internal control and information protection systems, and all other matters relating to the Company’s accounting and finances. In order to do so, the audit committee meets annually with the external auditors, with or without the Company’s management, to review their respective audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

P. 14

ACCOUNTING POLICIES AND ESTIMATES

The Company's unaudited interim condensed consolidated financial statements for the three months ended April 30, 2019 were authorized for issuance on June 28, 2019 by the Board.

BASIS OF PRESENTATION

The Company’s consolidated financial statements for the three months ended April 30, 2019 have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments and biological assets classified as fair value through profit or loss. The financial statements are presented in U.S. dollars unless otherwise noted. Amounts in comparative periods may have been reclassified to conform with the current year’s presentation.

The accompanying consolidated financial statements as at and for the period ended July 31, 2019, incorporate the accounts of the Company and its wholly-owned subsidiaries as defined in IFRS 10 – Consolidated Financial Statements. All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements (i.e., from the date of their acquisition). All intercompany balances and transactions are eliminated upon consolidation.

The following are the Company’s wholly owned subsidiaries that are included in C21’s consolidated financial statements as at and for the period ended July 31, 2019:

	Country of	Percentage	Functional
Name of Subsidiary	Incorporation	Ownership	Currency	Principal Activity
320204 US Holdings Corp.	USA	100%	USD	Holding Company
320204 Oregon Holdings Corp.	USA	100%	USD	Holding Company
320204 Nevada Holdings Corp.	USA	100%	USD	Holding Company
320204 Re Holdings, LLC	USA	100%	USD	Holding Company
Eco Firma Farms LLC	USA	100%	USD	Cannabis producer
Silver State Cultivation LLC	USA	100%	USD	Cannabis producer
Silver State Relief LLC	USA	100%	USD	Cannabis retailer
Megawood Enterprises Inc.	USA	100%	USD	Cannabis retailer
Phantom Venture Group, LLC	USA	100%	USD	Holding Company
Phantom Brands, LLC	USA	100%	USD	Holding Company
Phantom Distribution, LLC	USA	100%	USD	Cannabis distributor
Swell Companies, LTD.	USA	100%	USD	Cannabis processor
63353 Bend, LLC	USA	100%	USD	Cannabis producer
20727-4 Bend, LLC	USA	100%	USD	Cannabis producer
4964 BFH, LLC	USA	100%	USD	Cannabis producer
Workforce Concepts 21, Inc.	USA	100%	USD	Payroll and benefits services

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of estimation and judgment relate to the determination of business combinations, impairment of long-lived assets, biological assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, and share based compensation.

P. 15

BUSINESS COMBINATIONS

Judgment is used in determining whether the Company’s acquisition is considered a business combination or an asset acquisition. Additionally, judgement is required to assess whether any amounts paid on the achievement of agreed upon milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration arising from an acquisition should be classified as a liability or equity. Contingent consideration classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement by the Company is accounted for within equity. Contingent consideration classified as a liability is remeasured at subsequent reporting dates in accordance with IAS 39 – Financial Instruments: Recognition and Measurement, or IAS 37 – Provisions, Contingent Liabilities and Contingent Assets.

IMPAIRMENT OF LONG-LIVED ASSETS

When there are indications that an asset may be impaired, the Company is required to estimate the asset’s recoverable amount. The recoverable amount is the greater of value-in-use and fair value less costs of disposal. Determining the value-in-use requires the Company to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate present value.

BIOLOGICAL ASSETS AND INVENTORIES

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of cannabis up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields for the cannabis plant. In calculating final inventory values, management is required to determine an estimate of spoiled or expired inventory and compare the inventory cost versus net realizable value.

Effective July 1, 2019 the Company has begun utilizing the Nevada Department of Taxation (“NDOT”) determined wholesale fair market value for the period of future sales in order to calculate the expected selling price of its biological assets at its Nevada operations. Previously, the Company relied on observational inputs in the Nevada market, but the Company believes the NDOT observed values are more consistent and has observed peer issuers adopting the same valuation input.

The Company’s estimates are, by their nature, subject to change. Changes in the anticipated yield or quality will be reflected in future changes in the gain or loss on biological assets.

FAIR VALUE MEASUREMENTS

Certain assets and liabilities held by the Company are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent that such data is available. In certain situations where Level 1 inputs are not available, the Company engages qualified, third-party valuators to perform the valuation.

ESTIMATED USEFUL LIVES AND DEPRECIATION AND AMORTIZATION OF PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

The Company’s depreciation and amortization of property, equipment and intangible assets are dependent on the estimation of the assets’ useful lives, which requires management to exercise judgment. The Company’s assessment of any impairment of assets is dependent on its estimation of recoverable amounts that consider various factors, including market and economic conditions and the assets’ useful lives.

INCOME TAXES

Judgement is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. The Company has not recorded any deferred tax assets for the years presented.

P. 16

SHARE-BASED COMPENSATION

The Company uses the Black-Scholes option pricing model to measure share-based compensation. The Company’s estimate of share-based compensation is dependent on measurement inputs including the share price on measurement date, exercise price of the option, volatility, risk-free rate, expected dividends, and the expected life.

NEW ACCOUNTING STANDARDS ADOPTED

Effective for February 1, 2019, the Company adopted IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 clarifies application of recognition and measurement requirements in IAS 12 - Income Taxes when there is uncertainty over income tax treatments. IFRIC 23 specifically addresses the following: (i) whether the Company considers uncertain tax treatments separately; (ii) the assumptions the Company makes concerning the examination of tax treatments by relevant tax authorities; (iii) how the Company determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and, (iv) how the Company considers changes in facts and circumstances. The standard is effective for annual periods beginning on or after January 1, 2019. The Company has applied IFRIC 23 retrospectively on adoption and determined that it is probable that the relevant tax authorities would accept the tax treatments and positions used in the Company’s consolidated financial statements. IFRIC 23 did not impact the Company’s classification and measurement of deferred tax assets or deferred tax liabilities and thus opening equity of the Company was not restated. Based on the Company’s assessment, the adoption of IFRIC 23 did not have a material impact on its consolidated financial statements for the three months ended April 30, 2019.

FINANCIAL RISK MANAGEMENT

The Board approves and monitors the risk management processes of the Company, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

CREDIT RISK

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts, accounts receivable, and its notes receivable from acquisition targets. The Company’s cash is deposited in bank accounts held with a major bank in Canada, a trust company in Canada, and three credit unions in Oregon, Washington and Colorado; and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company’s notes receivables are placed with acquisition targets that are under definitive agreements, in which closing is based primarily on receipt of regulatory approval. If an unlikely event occurred which delayed regulatory approval for an extended period of time or permanently, the risk of default on these notes would be increased based on the liquidity of the acquisition targets.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company’s consolidated financial statements for period ended April 30, 2019 have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company reports a net loss for the six months to July 31, 2019 of $6,091,855, and accumulated deficit of $42,389,604, and a working capital deficit of $14,712,253 as at July 31, 2019. In mid-July the Company accelerated a restructuring and integration of operations that will result in over $5M in annual run rate savings. While these efforts have resulted in positive cash flow from operations, they will not be sufficient on their own to fund payments on the short-term debt obligations owing to the Company’s CEO (Note 11). These material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

P. 17

Historically, management has been successful in obtaining adequate funding for operating and capital requirements. The Company takes a disciplined approach to financing and intends to protect shareholder value by raising capital strategically. The Company is assessing various opportunities for additional financing through either debt or equity to be used to satisfy current obligations, for corporate working capital and possible future acquisitions. There is no assurance that the Company will be able to secure financing on acceptable terms or at all to cover its current obligations.

Further, there remains uncertainty about the U.S. federal government’s position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern and have a material adverse impact on the business.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to any interest rate volatility as its long-term debt instruments and convertible notes are carried at a fixed interest rate throughout their term.

CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to ensure there are enough capital resources to continue operating as a going concern and maintain the Company’s ability to ensure sufficient levels of funding to support its ongoing operations and development. The purpose of these objectives is to provide continued returns and benefits to the Company’s shareholders. The Company’s capital structure includes items classified in debt and shareholders’ equity.

The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business considering changes in economic conditions and the risk characteristics of the Company’s underlying asset.

U.S. INDUSTRY BACKGROUND AND REGULATORY ENVIRONMENT

INDUSTRY BACKGROUND AND TRENDS

The emergence of the legal cannabis sector in the United States, both for medical and adult use, has been rapid as more states adopt regulations for its production and sale. Today 60% of Americans live in a state where cannabis is legal in some form and almost a quarter of the population lives in states where it is fully legalized for adult use.

The use of cannabis and cannabis derivatives to treat or alleviate the symptoms of a wide variety of chronic conditions has been generally accepted by a majority of citizens with a growing acceptance by the medical community as well. A review of the research, published in 2015 in the Journal of the American Medical Association, found evidence that cannabis can treat pain and muscle spasms. The pain component is particularly important, because other studies have suggested that cannabis can replace patients’ use of highly addictive, potentially deadly opiates — meaning cannabis legalization literally improves lives.

Polls throughout the United States consistently show overwhelming support for the legalization of medical cannabis, together with strong majority support for the full legalization of recreational adult-use cannabis. It is estimated that 94% of U.S. voters support legalizing cannabis for medical use. In addition, 66% of the U.S. public supports legalizing cannabis for adult recreational use. These are large increases in public support over the past 40 years in favor of legalized cannabis use.

Notwithstanding that 34 states and the District of Columbia have now legalized adult-use and/or medical cannabis, cannabis remains illegal under U.S. federal law with cannabis listed as a Schedule I drug under the U.S. Federal Controlled Substances Act of 1970 (“CSA”).

Currently the Company only operates in the states of Oregon and Nevada. The Company may expand into other states within the United States that have legalized cannabis use either medicinally or recreationally and expand internationally.

P. 18

FEDERAL REGULATORY ENVIRONMENT

Under U.S. federal law, marijuana is currently a Schedule I drug. The CSA has five different tiers or schedules. A Schedule I drug means the U.S. Drug Enforcement Agency (“DEA”) considers it to have a high potential for abuse, no accepted medical treatment, and lack of accepted safety for the use of it even under medical supervision. Other Schedule I drugs are heroin, LSD and ecstasy. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of marijuana or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered. Additionally, while some studies show cannabis is less harmful than alcohol, alcohol is not classified under the CSA.

Thirty-four (34) states and the District of Columbia, have now legalized adult-use and/or medical marijuana. The federal government sought to provide guidance to enforcement agencies and banking institutions with the introduction of the U.S. Department of Justice Memorandum drafted by former Deputy Attorney General James Michael Cole in 2013 (the “Cole Memo”) and U.S. Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) guidance in 2014.

The Cole Memo offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states. The memo put forth eight prosecution priorities:

  preventing the distribution of marijuana to minors;

  preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;

  preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

  preventing the state- authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

  preventing the violence and the use of firearms in the cultivation and distribution of marijuana;

  preventing the drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

  preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and,

  preventing marijuana possession or use on federal property.

In January 2018, the then United States Attorney General, Jeff Sessions, by way of issuance of a new U.S. Department of Justice Memorandum (the “Sessions Memo”), rescinded the Cole Memo and thereby created a vacuum of guidance for U.S. enforcement agencies and the U.S. Department of Justice (“DOJ”).

Due to the CSA categorization of marijuana as a Schedule I drug, U.S. federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (“Bank Secrecy Act”). Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to account for the trend towards legalizing medical and recreational marijuana by U.S. states, FinCEN has issued guidance advising prosecutors of money laundering and other financial crimes not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses, so long as that business is legal in their state and none of the federal enforcement priorities are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with the Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk.

P. 19

The customer due diligence steps include:

  verifying with the appropriate state authorities whether the business is duly licensed and registered;

  reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;

  requesting from state licensing and enforcement authorities available information about the business and related parties;

  developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus recreational customers);

  ongoing monitoring of publicly available sources for adverse information about the business and related parties;

  ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and,

  refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk. With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

Due to the fear by financial institutions of being implicated in or prosecuted for money laundering, cannabis businesses are often forced into becoming “cash-only” businesses. As banks and other financial institutions in the U.S. are generally unwilling to risk a potential violation of federal law without guaranteed immunity from prosecution, most refuse to provide any kind of services to cannabis businesses. Despite the attempt by FinCEN to legitimize cannabis banking, in practice its guidance has not made banks much more willing to provide services to cannabis businesses. This is because, as described above, the current law does not guarantee banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they take on as a customer. Recently, some banks that have been servicing cannabis businesses have been closing accounts operated by cannabis businesses and are now refusing to open accounts for new cannabis businesses for the reasons enumerated above.

The few credit unions who have agreed to work with cannabis businesses are limiting those accounts to no more than 5% of their total deposits to avoid creating a liquidity risk. Since the federal government could change the banking laws as it relates to cannabis businesses at any time and without notice, these credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from cannabis businesses in a single day, while also servicing the need of their other customers.

The U.S. Treasury Department has publicly stated they were not informed of the then Attorney General Jeff Sessions’ desire to rescind the Cole Memo and do not have a desire to rescind the FinCEN guidance for financial institutions. Multiple legislators believe that Attorney General Jeff Sessions’ rescinding of the Cole Memo invites an opportunity for Congress to pass more definitive protections for cannabis businesses in states with legal cannabis programs.

Because the DOJ memorandums serve as discretionary agency guidance and do not constitute a force of law, cannabis related businesses have worked to continually renew the Rohrabacher Blumenauer Appropriations Amendment (originally the Rohrabacher Farr Amendment) that has been included in federal annual spending bills since 2014. This amendment restricts the DOJ from using federals funds to prevent states with medical cannabis regulations from implementing laws that authorize the use, distribution, possession or cultivation of medical cannabis. In 2017, Senator Patrick Leahy (D-Vermont) introduced a parity amendment to H.R.1625 – a vehicle for the Consolidated Appropriations Act of 2018, preventing federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level, subject to Congress restoring such funding (“Leahy Amendment”).

Notwithstanding the foregoing, there is no guarantee that the current presidential administration will not change the stated policy of the previous administration regarding the low-priority enforcement of U.S. federal laws that conflict with state laws. The Trump administration and U.S. Congress could decide to enforce U.S. federal laws vigorously.

An additional challenge to cannabis-related businesses is that the provisions of the U.S. Internal Revenue Code (the “Code”), Section 280E, are being applied by the Internal Revenue Service (“IRS”) to businesses operating in the medical and adult use cannabis industry. Section 280E of the Code prohibits cannabis businesses from deducting their ordinary and necessary business expenses, forcing them to pay higher effective federal tax rates than similar companies in other industries. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the legal cannabis industry may be less profitable than they would otherwise be.

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Another aspect of federal law is that it provides that cannabis and cannabis products may not be transported across state lines in the United States. As a result, all cannabis consumed in a state must be grown and produced in that same state. This dynamic could make it more difficult for the Company, in the short term, to maintain a balance between supply and demand. If excess cultivation and production capacity is created in any given state and this is not matched by increased demand in that state, then this could exert downward pressure on the retail price for the products the Company sells. If too many retail licenses are offered by state authorities in any given state, then this could result in increased competition and exert downward pressure on the retail price for the products the Company sells. On the other hand, if cultivation and production in a state fails to match growing demand then, in the short term, there could be insufficient supply of product in a state to meet demand and while the Company may be able to raise its prices there could be inadequate product availability in the short term, causing the Company’s revenue in that state to fall.

The following sections describe the legal and regulatory landscape in Oregon and Nevada, states in which the Company operates. The Company believes that its operations are in full compliance with all applicable state laws, regulations and licensing requirements. Nonetheless, for the reasons described above and the risks further described under the heading “Risk Factors” herein, there are significant risks associated with the business of the Company. Readers are strongly encouraged to carefully read all of the risk factors contained under the heading “Risk Factors” herein.

OREGON REGULATORY ENVIRONMENT

OREGON SUMMARY

Oregon has both medical and adult-use marijuana programs. In 1998, Oregon voters passed a limited, noncommercial patient/caregiver medical marijuana law with an inclusive set of qualifying conditions that included chronic pain. In 2013, the legislature passed, and governor signed, House Bill 3460 to create a regulatory structure for existing unlicensed medical marijuana dispensaries. However, the original regulations created by the Oregon Health Authority (“OHA”) after the passage of House Bill 3460 were minimal and only regulated storefront dispensaries, leaving cultivators and manufacturers within the unregulated patient/caregiver system.

On June 30, 2015, Oregon Governor Kate Brown signed House Bill 3400 into law, which improved on the existing regulatory structure for medical marijuana businesses and created a registration process for processors. In November of 2014, Oregon voters passed Measure 91, “Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act”, creating a regulatory system for individuals 21 years of age and older to purchase marijuana for personal use from licensed marijuana businesses.

The OHA registers and regulates medical marijuana businesses and OLCC licenses and regulates adult-use marijuana businesses. There are six (6) distinct types of license types available for medical and adult-use businesses: Producer (cultivation), Processing (manufacturing), Wholesale, Retail, Laboratory (testing), and Research. Vertical integration between cultivation, processing, and retail is permissible, but not required, for both medical and adult-use.

The law does not impose a limit on the number of licenses. Local governments may enact local ordinances and rules to place reasonable zoning and time, place and manner restrictions, including restrictions on the number of both medical and adult-use marijuana businesses, on licensees within their jurisdiction. Further, House Bill 3400 also allowed for a “local option,” to permit local city councils and county commissions to pass an ordinance prohibiting adult-use marijuana businesses if a subject jurisdiction voted against Measure 91 by greater than fifty-five percent (55%), and if after December 2015, such ordinance were then referred to the voters in the next general election. Approximately 80 Oregon cities and 16 counties prohibit adult-use marijuana businesses. Subsequent bills passed during the 2016 legislative session removed the two-year residency requirement that existed within House Bill 3400.

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OREGON REGULATORY FRAMEWORK

Oregon Revised Statutes Chapter 475 B (Cannabis Regulation) provides the regulatory framework for both the recreational and medical cannabis industries in Oregon. The OLCC implementation of the recreational cannabis statutes are found in Oregon Administrative Rules Chapter 845, Division 25. The Oregon Medical Marijuana Program (“OMMP”) implementation of the medical cannabis statutes are found in Oregon Administrative Rules Chapter 333, Division 8. Chapter 333, Division 7 provides the packaging, labelling and dosage limits for both programs, and Chapter 333, Division 64 governs the accreditation of laboratories for testing.

Both the OLCC and the OMMP rules include licensing requirements and materials, as well as criteria for approval or denial of license applications.

OREGON LICENSING REQUIREMENTS

Licenses issued by OLCC may be renewed annually so long as the licensee meets the requirements of the law and pays the renewal fee. There is no maximum number of licenses per owner, except for cultivation licenses located at the same address.

Applicants must demonstrate (and license holders must maintain) that: (i) they are registered with the Oregon Secretary of State to do business in Oregon; (ii) they have the operational expertise required by the individual license type, demonstrated by submission of an operation plan; (iii) they have the documented ability to secure the premises, as well as resources and personnel necessary to operate the license; (iv) they have the ability to maintain accountability of all cannabis and cannabinoid products and by-products via the state mandated “seed-to-sale” Cannabis Tracking System (“CTS”) software, to prevent diversion or unlawful access to these materials; (v) all applicants, owners and those with the requisite control have passed background screening, inclusive of fingerprinting; and (vi) they comply with all local ordinances, including local land use and planning in the development of the licensed site.

OREGON SECURITY REQUIREMENTS

A licensee must always maintain a fully operational alarm and video monitoring system. Commercial grade, non-residential door locks and steel doors are required on every external door. The alarm system must detect unauthorized entry into the licensed premises. The 24-hour video surveillance system must record at a high-resolution format approved by the OLCC and have camera coverage which covers all areas of the facility without any blackout areas, including camera coverage requirements for ingress and egress. Video footage must be backed-up for a minimum of 90 days and be available upon request. Additionally, the camera system must have the ability to print still photos.

OREGON TRANSPORTATION AND STORAGE REQUIREMENTS

Recreational and medicinal cannabis and cannabis products must be stored in a secured, locked room or vault. Vaults that are large enough to allow a person to walk in must have cameras inside so that there is no blind spot. Smaller safes must be bolted to the floor. When products are transferred between licensees, they must first be fully manifested through the state mandated “seed-to-sale” CTS. This written manifest must include: (i) departure date and time, (ii) name, address, and license number of the originating licensee, (iii) name, address, and license number of the recipient, (iv) quantity and form of any cannabis or cannabis delivery device being transported, (v) arrival date and time, (vi) delivery vehicle make and model and license plate number; and (vii) name and signature of the employee delivering the product. A copy of this manifest is provided to the receiving licensee for their verification. Upon receiving the transfer, the licensee must immediately verify the shipment versus the manifest and accept it electronically within the “seed-to-sale” CTS. This completes the inventory transfer. OLCC licensees must maintain these records for a minimum of three years. During transport, all product is packaged individually by order, and maintained within a locked receptacle within the vehicle. All deliveries must be completed within 24 hours.

OLCC DEPARTMENT INSPECTIONS

The OLCC conducts announced and unannounced inspections of all licensed facilities to determine compliance with laws and rules. The OLCC will inspect a licensee upon receiving a complaint or notice that the licensee has violated any existing rules. The OLCC will also conduct an annual license renewal inspection at the time of application approval. Inspections can cover all records, personnel, equipment, security and operational methodologies.

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OREGON COMPLIANCE

The Company is currently licensed to operate cultivation, processing, distribution and retail operations within Oregon. To date, the Company has not experienced any compliance or enforcement actions against the above-mentioned licenses, and the Company has not been served any notices of non-compliance by any state regulatory body. As the result of a recent internal investigation, though, the Company uncovered unlawful activity by two former (pre-closing) owners and employees of EFF at the EFF facility involving the EFF cultivation license. Our investigation concluded that this activity started pre-closing and continued for a period of time post-closing without the knowledge of Company management. The Company immediately self-reported the activity to the OLCC after completing its internal investigation and concluding that the activity was in violation of the applicable Oregon rules and regulations. The Company is fully cooperating with the agency's review of the subject activity. The employees who still worked at EFF and are believed to have directed the activity were promptly terminated. The Company has no reason to conclude that this or any other unlawful activity is still occurring. It is uncertain whether a formal investigation or enforcement action will follow against the EFF license.

The Company maintains credit union banking relationships in Oregon which provide the Company the ability to safely and lawfully pay for any and all expenses that should arise from the day to day operations of its license. The Company monitors all licensed activities and performs site visits in order to validate compliance with local statutes. This monitoring includes but is not limited to “seed-to-sale” CTS records and accuracy, standard operating procedures, required signage and public health warnings, local permitting and zoning, license approvals and renewals, and all communication with regulatory bodies. Each employee is instructed on the most recent standard operating procedures. All sites have 24-hour video surveillance of the entire premises. The Company also utilizes the state-mandated CTS system in all jurisdictions in which it operates. State inspections, for any reason, including initial application, renewal or change of ownership, have not resulted in any compliance related issues to date.

NEVADA REGULATORY ENVIRONMENT

NEVADA SUMMARY

Nevada has a medical marijuana program and passed an adult-use (21 and older) legalization through the ballot box in November 2016. In 2000, Nevada voters passed a medical marijuana initiative allowing physicians to recommend cannabis for an inclusive set of qualifying conditions, including severe pain and created a limited non-commercial medical marijuana patient/caregiver system. Senate Bill 374, which passed the legislature and was signed by the Governor in 2013, expanded this program and established a for-profit regulated medical marijuana industry.

The Nevada Division of Public and Behavioral Health licensed medical marijuana establishments up until July 1, 2017 when the state’s medical marijuana program merged with adult-use marijuana enforcement under the Nevada Department of Taxation (“NDOT”). In 2014, Nevada accepted medical marijuana business applications and a few months later the Division approved 182 cultivation licenses, 118 licenses for the production of edibles and infused products, 17 independent testing laboratories, and 55 medical marijuana dispensary licenses. The number of dispensary licenses was then increased to 66 by legislative action in 2015. The application process is merit-based, competitive, and is currently closed. Nevada residency is not required to own or invest in a Nevada medical cannabis business. In addition, vertical integration is neither required nor prohibited. Nevada’s medical law includes patient reciprocity, which permits medical patients from certain other states to purchase medical marijuana from Nevada dispensaries. Nevada also allows for dispensaries to deliver medical marijuana to patients.

Under Nevada’s adult-use marijuana law, the NDOT licenses marijuana cultivation facilities, product manufacturing facilities, distributors, retail stores and testing facilities. After merging medical and adult-use marijuana regulation and enforcement, the single regulatory agency is now known as the Marijuana Enforcement Division of the NDOT. Until November 2018, applications to the NDOT for adult-use establishment licenses were being accepted from existing medical marijuana establishments and existing liquor distributors for the adult-use distribution license.

In February 2017, the NDOT announced plans to issue “early start” adult use marijuana establishment licenses in the summer of 2017. These licenses, beginning on July 1, 2017, allowed marijuana establishments holding both a retail marijuana store and dispensary license to sell their existing medical marijuana inventory as either medical or adult-use marijuana, and expired 90 days after January 1, 2018 (per Sec. 24 of LCB File No. T002-17). Starting July 1, 2017, medical and adult-use marijuana have incurred a 15% excise tax on the first wholesale sale (calculated on the fair market value) and adult-use cannabis have incurred an additional 10% special retail marijuana sales tax in addition to any general state and local sales and use taxes.

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On January 16, 2018, the Marijuana Enforcement Division of the NDOT issued final rules governing its adult-use marijuana program, pursuant to which up to sixty-six (66) permanent adult-use marijuana dispensary licenses will be issued. Existing adult-use marijuana licensees under the “early start” regulations must re-apply for licensure under the permanent rules in order to continue adult-use sales.

NEVADA REGULATORY FRAMEWORK

Nevada Revised Statutes Chapter 453D provides a regulatory framework that outlines the function of the NDOT Marijuana program including licensing and enforcement guidelines that guide the NDOT.

NEVADA LICENSING REQUIREMENTS

Licenses issued by NDOT can be renewed annually so long as the licensee continues to demonstrate compliance with local and state law and pays the renewal fee. Dispensary/Retail store licenses have a set statutory “cap” (per NRS 453D.210 & NRS 453A.324), other license types do not. Moreover, statutory license caps can only be changed by the Nevada legislature, which meets bi-annually. Marijuana businesses in Nevada may also be governed by local ordinances, which can include caps on the number of marijuana businesses, zoning limitations, and additional screening of business owners and investors. Applicants must demonstrate (and license holders must maintain) that: (i) they are registered with the Nevada Secretary of State to do business in Nevada, (ii) they have contributed to the advancement of the State of Nevada via regular tax payments, (iii) they do not have interests in the Casino or Alcohol industries, (iv) they have the operational expertise required by the individual license type, demonstrated by submission of an operation plan, (v) they have the ability to secure the premises, resources, and personnel necessary to operate the license, (vi) they have the ability to maintain accountability of all cannabis and cannabinoid products and by-products via the state mandated “seed-to-sale” CTS to prevent diversion or unlawful access to these materials, (vii) they have the financial ability to maintain operations for the duration of the license, (viii) all owners have passed background screening, inclusive of fingerprinting, and (ix) all local land use, zoning, and planning notices have been followed in the development of the licensed site.

NEVADA SECURITY REQUIREMENTS

A licensee must maintain a fully operational alarm and video monitoring system at all times. The alarm system must secure all points of ingress and egress and be equipped with motion detectors. The 24-hour video surveillance system must record at a high-resolution format approved by the NDOT and have camera coverage which covers all areas of the facility without any blind spots. Video footage must be backed-up for a minimum of 30 days in hard-form. Cultivation and product manufacturing sites are not open to the public.

NEVADA TRANSPORTATION AND STORAGE REQUIREMENTS

Cannabis and cannabis goods must be stored in a lockable safe or vault at any time that employees are not on location. Any storage container that is large enough to allow an employee to walk into it must have cameras placed inside. Goods to be transported to another licensee must be fully manifested via the state mandated “seed-to-sale” CTS prior to being transported.

NEVADA DEPARTMENT OF TAXATION INSPECTIONS

The NDOT conducts announced and unannounced inspections of all licensed facilities to determine compliance with laws and rules. The NDOT will inspect a licensee in the event of a complaint indicating that the licensee has or is actively violating existing statute. The NDOT will also inspect at the time of any premise’s modification, as well as at the time of annual renewal.

NEVADA PRODUCT TESTING AND PACKAGING REQUIREMENTS

Both medical and adult-use marijuana and marijuana products are subject to stringent testing and packaging requirements. Before usable marijuana, concentrated marijuana, or marijuana products may be packaged for further processing or for transfer to a dispensary or retail store, an independent testing laboratory licensed by the NDOT must collect samples from each homogenized lot or production run for testing. These samples are tested by the independent testing laboratory for compliance with specified limits on contaminants such as yeast and mold, heavy metals and pesticides, and microbes. Testing is also done to determine the potency of the sample. Cultivation and product manufacturing facilities are also subject to random quality assurance compliance testing at the discretion of the NDOT. Generally, if a sample fails any of the tests conducted by the testing laboratory, the entire lot or production run must be destroyed.

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All marijuana or marijuana products intended to be sold to consumers must be individually packaged, sealed, and labeled. Edible products must be packaged in opaque, child-resistant containers. Depending on the type of marijuana product, the NDOT places limit on the amount of THC that a single package of marijuana may contain or the number of ounces of product a package may contain. All packages of marijuana or marijuana product sold to consumers must have detailed labels that include, inter alia, various warnings about the effects and risks of marijuana use; the name, license number, and contact information of the dispensary or retail store conducting the sale; the name and license number of the cultivation or product manufacturing facility that harvested or produced the marijuana or marijuana product; the potency levels of the marijuana or marijuana product; and the date the marijuana or marijuana product was harvested or produced.

RISK FACTORS

The following are certain factors relating to the business and securities of the Company. The Company will face a number of challenges and significant risks in the development of its business due to the nature of and present stage of its business. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of or materially adversely affect the securities of the Company. If any such risks actually occur, the Company’s shareholders could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected. Some of the risk factors described herein are interrelated and, consequently, readers should treat such risk factors as a whole.

The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of a person’s investment portfolio and should only be made by persons who can afford a total loss of their investment.

OPERATIONAL RISKS

RISKS ASSOCIATED WITH ACQUISITIONS

As part of the Company’s overall business strategy, the Company may pursue select strategic acquisitions which would provide additional product offerings, vertical integrations, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. Future acquisitions may expose the Company to potential risks, including risks associated with (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the Company’s existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisition; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new business. In addition, any proposed acquisitions may be subject to regulatory approval.

While the Company intends to conduct reasonable due diligence in connection with such strategic acquisitions, there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities of such entities or assets for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company’s financial performance and results of operations. The Company could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the acquisition. All of these factors could cause dilution to the Company’s revenue per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of C21’s common shares.

U.S. FEDERAL REGULATION

The Company will be affected by a number of operational risks and may not be adequately insured for certain risks, including: labor disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws or regulations, natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Company’s operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition.

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The Company is currently aware of 34 states of the United States, plus the District of Columbia, Puerto Rico and Guam, that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. Many other states are considering similar legislation. Additionally, the sale and adult-use of recreational cannabis is legal in the following U.S. states: Alaska, California, Colorado, Maine, Massachusetts, Michigan, Nevada, Oregon, Washington and Illinois. Conversely, under the CSA, cannabis currently remains a Schedule I controlled substance under U.S. federal law, which means the DEA believes marijuana has a high potential for abuse, no accepted medical treatment, and lack of accepted safety for the use of it, even under medical supervision. As a result, marijuana related activities including, the cultivation, manufacture, import, export, distribution, possession and use of marijuana, remains illegal under U.S. federal law.

Currently, the Company engages in the manufacture, distribution, possession and sale of cannabis in the U.S. medical and recreational cannabis markets, and therefore the enforcement of U.S. federal laws is a significant risk to the Company. Unless and until the U.S. Congress amends the CSA (or the DEA reschedules or de-schedules cannabis), there is a risk that U.S. federal authorities, including the United States Attorney’s Office for the District of Oregon and the District of Nevada, may enforce current federal law, and the Company may be deemed to be possessing, manufacturing, and trafficking marijuana in violation of U.S. federal law. Such activities also may serve as the basis for the prosecution of other crimes, such as those prohibited by the money laundering statutes, the unlicensed money transmitter statute, and the Bank Secrecy Act. Additionally, the Company may be deemed to be facilitating the sale or distribution of drug paraphernalia in violation of U.S. federal law with respect to the Company’s current or proposed business operations. As to the timing or scope of any such potential amendments to the CSA, there can be no assurances to when or if any potential amendments will be enacted. Active enforcement of the current federal statutory laws and regulatory rules regarding cannabis may thus directly and/or indirectly and adversely affect the Company’s future operations, cash flows, earnings, and financial condition.

The Company could face (i) seizure of its cash and other assets used to support or derived from its cannabis subsidiaries; and (ii) the arrest of its employees, directors, officers, managers and investors, who could face charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis. Additionally, as has recently been affirmed by U.S. Customs and Border Protection, employees, directors, officers, managers and investors of the Company who are not U.S. citizens face the risk of being barred from entry into the United States for life.

VARIATION IN REGULATION

Individual U.S. state laws do not always conform to U.S. federal regulatory standards, or to other U.S. state laws. A number of states have decriminalized marijuana to varying degrees, other states have created exemptions specifically for medical cannabis, and several have both decriminalized and/or created medical marijuana exemptions. Several states have also legalized the recreational use of cannabis. Variations exist among states that have legalized, decriminalized or created medical marijuana exemptions. For example, Oregon and Colorado have limits on the number of marijuana plants that can be home grown. In most states, the cultivation of marijuana for personal use continues to be prohibited except for those states that allow small-scale cultivation by the individual in possession of a medical marijuana license or that person’s caregiver. Even in those states in which the use and commercialization of marijuana has been legalized, its use remains a violation of U.S. federal law.

Although the Company’s activities are in compliance with applicable state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may adversely affect the Company’s operations and financial performance.

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As a result of the conflicting views between individual state governments and the U.S. federal government regarding cannabis, investments in U.S. cannabis businesses are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August, 2013 when then U.S. Deputy Attorney General, James Cole, authorized the Cole Memo addressed to all United States Attorneys acknowledging that, notwithstanding the designation of cannabis as a controlled substance at the federal level in the U.S., several U.S. states have enacted laws relating to cannabis for medical purposes. The Cole Memorandum outlined certain priorities for the U.S. Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form, and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, that conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

Since 2014, the U.S. Congress has annually passed appropriations bills that include the Rohrabacher Blumenauer Appropriations Amendment (originally the Rohrabacher Farr Amendment), also known as the Leahy Amendment. The Leahy Amendment prohibits federal budget resources from being used to enforce U.S. federal controlled substances laws that conflict with U.S. state medical cannabis programs. However, on January 4, 2018, Jeff Sessions, the U.S. Attorney General at the time, issued the Sessions Memo to all United States Attorneys, which rescinded the Cole Memo in its entirety. The Sessions Memo provided that in deciding which marijuana activities to prosecute under U.S. federal laws, prosecutors should follow the same well-established principles that govern all U.S. federal prosecutions. Following the release of the Sessions Memo, the fate of state-legal cannabis is uncertain, and the risk of prosecution varies from state to state based on the posture, priorities and resources of each United States Attorney’s Office for each applicable state.

While the Sessions Memo introduced some uncertainty regarding U.S. federal law enforcement, the cannabis industry continues to experience growth in legal medical and adult-use cannabis markets within the United States. On November 7, 2018, U.S. Attorney General Jeff Sessions resigned, and Matthew Whitaker was the acting U.S. Attorney General until William Barr was appointed as the U.S. Attorney General on February 14, 2019. On April 10, 2019, the U.S. Senate Appropriations Subcommittee met to discuss the DOJ's 2020 budget, in response to a question about William Barr’s position on the proposed Strengthening the Tenth Amendment Through Entrusting States (STATES) Act. Attorney General Barr stated: “Personally, I would still favor one uniform federal rule against marijuana . . . but if there is not sufficient consensus to obtain that then I think the way to go is to permit a more federal approach so states can, you know, make their own decisions within the framework of the federal law. So we’re not just ignoring the enforcement of federal law”.

The STATES Act, if passed, would permit U.S. states to determine their own approach to marijuana regulation. Attorney General Barr has said that this U.S. legislation is being reviewed by his office and that he would "much rather [implement] the approach taken by the STATES Act than where we currently are”. It is unclear, however, what impact this development will have on U.S. federal enforcement policy regarding cannabis activities. Further, even if the Company operates cannabis-related activities in compliance with U.S. state laws, the United States Attorney’s Office for a given state can determine that such activities are in contravention of federal law and initiate prosecution against the Company. While there is a risk that a given state’s U.S. Attorney’s Office, and the DOJ, may seek to enforce U.S. federal drug laws against cannabis use and commercialization that is permitted under state law, the Leahy Amendment remains in force; and thus, prevents U.S. Department of Justice budgetary resources from being allocated to enforce federal law against medical cannabis businesses. The fiscal year 2019 U.S. federal budget included the Leahy Amendment, which remains in effect until September 30, 2019; upon which the Leahy Amendment may or may not be included in the omnibus appropriations package or as a continuing budget resolution.

Given the conflict of laws and regulations, there is no certainty as to how the DOJ, Federal Bureau of Investigation and other government agencies will handle cannabis matters in the future. There can be no assurance that the Trump Administration would not change the current enforcement policies, priorities and resources and choose to enforce the subject federal laws. The Company regularly monitors ongoing developments in this regard.

Violations of any laws and regulations could result in significant fines, penalties, administrative sanctions, forfeiture, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its title (directly or indirectly) to cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, its operating results, and profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or the final resolution of such matters because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested and degree of enforcement by the applicable authorities involved, and such time or resources could be substantial.

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As a company listed on the CSE, the Company accesses the Canadian capital markets on a public and private basis, and any capital raised may be utilized for the ongoing operations of its U.S. holdings that operate in the U.S. cannabis industry. There is no assurance that the Company will be successful, in whole or in part, in raising funds, particularly if the U.S. federal authorities change their position toward enforcing the CSA. Further, access to funding from residents, citizens, venture capital, private equity and banks in the United States may be limited due to their unwillingness to be associated with activities that violate U.S. federal laws. Notwithstanding the above, in March 2019, the U.S. House Financial Services Committee approved an updated version of the Secure and Fair Enforcement (SAFE) Banking Act, which proposed certain protections for banks in the United States against criminal and civil liabilities for serving legitimate cannabis companies that operate in compliance with applicable state law. As of the date of this MDA, the prospects of the U.S. Congress passing the SAFE Act are unclear.

CHANGE OF CANNABIS LAWS

Local, state and federal marijuana laws and regulations in the United States are broad in scope and subject to evolving interpretations, which could require the Company to incur substantial costs associated with compliance or alter certain aspects of its business plan. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Company’s business plan and result in a material adverse effect on certain aspects of the Company’s planned operations. Furthermore, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of the Company’s marijuana business. The Company cannot predict the nature of any future laws, rules, regulations, resolutions, declarations, policy positions, interpretations or applications, nor can it determine what affect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on the Company’s business.

Further, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects would be materially adversely affected.

The Company is aware that multiple states are considering special taxes or fees on businesses in the marijuana industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. This could have a material adverse effect on the Company’s business, results of operations, financial condition and prospects.

COMPLIANCE RISKS

The Company’s investments operate in a new industry which is highly regulated, highly competitive and evolving rapidly. As such, new risks may emerge, and management may not be able to predict all such risks. The Company’s investments incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Further, the Company may be subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect its ability to conduct its business.

Litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. A material adverse impact on the Company’s financial statements could also occur for the period in which the effect of an unfavorable outcome becomes probable and reasonably estimable.

P. 28

The cannabis industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the control of the Company and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company’s earnings on investments and could make future capital investments or the Company’s investments’ operations uneconomic.

The cannabis industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants in the industry, such as the Company, which cannot be readily predicted.

REGULATORY SCRUTINY OF THE COMPANY’S INDUSTRY MAY NEGATIVELY IMPACT ITS ABILITY TO RAISE ADDITIONAL CAPITAL

The Company’s business activities rely on newly established and/or developing laws and regulations. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company’s profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the U.S. Food and Drug Administration, Securities and Exchange Commission, the DOJ, the Financial Industry Regulatory Authority or other federal, applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or nonmedical purposes in the United States.

It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the Company’s industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its ability to raise additional capital, which could reduce, delay or eliminate any return on investment in the Company.

THE COMPANY’S INVESTMENTS IN THE U.S. ARE SUBJECT TO APPLICABLE ANTI-MONEY LAUNDERING LAWS AND REGULATIONS

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial record keeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while there are no current intentions to declare or pay dividends on C21’s common shares in the foreseeable future, in the event that a determination was made that the Company’s proceeds from operations (or any future operations or investments in the United States) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Company’s investments and any proceeds thereof may be considered proceeds of crime since cannabis remains illegal federally in the United States. This restricts the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its shares in the foreseeable future, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time in response to factors outside of the Company’s control.

The Company may have difficulty accessing the services of banks and processing credit card payments in the future, which may make it difficult to operate. To mitigate this risk, the Company has established banking relations with three private credit unions in states where cannabis has been legalized at the state level, including Partners Colorado Credit Union (Colorado), Salal (Washington State) and Maps (Oregon). Through these private credit unions, the Company is able to access bank services to support its Oregon and Nevada cannabis operations.

P. 29

In February 2014, the FinCEN issued a memorandum providing guidance (which is not law) to banks seeking to provide services to cannabis-related businesses (the “FinCEN Memo”), including burdensome due diligence expectations and reporting requirements. The FinCEN Memo states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. However, most banks and other financial institutions do not feel comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which could be revoked at any time by the Trump Administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses.

However, as mentioned above, in March 2019, the U.S. House Financial Services Committee approved an updated version of the SAFE Banking Act, which proposed certain protections for banks in the United States against criminal and civil liabilities for serving legitimate cannabis companies that operate in compliance with applicable state law. The prospects of the U.S. Congress passing the SAFE Banking Act are uncertain as of the date of this MDA.

Accordingly, the Company may have limited or no access to banking or other financial services in the U.S. in the future and may have to operate the Company’s U.S. business on a cash-only basis. The inability, onerous limitations or restrictions on the Company’s ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments, may make it difficult for the Company to operate and conduct its business as planned.

THE COMPANY’S INVESTMENTS IN THE UNITED STATES MAY BE SUBJECT TO HEIGHTENED SCRUTINY

The Company’s existing interests in the United States cannabis market, and any future interests, may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies or other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction.

Given the heightened risk profile associated with cannabis in the United States, it was previously reported by certain publications in Canada that the Canadian Depository for Securities Limited may implement policies that would see its subsidiary, CDS Clearing and Depository Services Inc. (“CDS”), refuse to settle trades for cannabis issuers that have investments in the United States. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017, reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States, despite media reports to the contrary, and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (the “TMX MOU”) with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States.

The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of common shares to make and settle trades. In particular, the common shares would become highly illiquid and until an alternative was implemented investors would have no ability to affect a trade of common shares through the facilities of a stock exchange.

The following chart is a summary of the Company’s material assets and investments. References to “Direct”, “Indirect” or “Ancillary” classifications of each asset or investment have the meanings ascribed thereto in the Staff Notice. All of the Company’s investments that give C21 “Direct”, “Indirect” and “Ancillary” involvement in the U.S. marijuana industry are included in this chart.

P. 30

Asset Name and
Acquisition/Formation		Asset Type, Jurisdiction and
Date	Description of Asset	Classification
320204 US Holdings Corp.	Holding company	Type of investment: 100% equity position
Formed: April 12, 2018		Jurisdiction: Delaware
Classification: Direct
Eco Firma Farms LLC	Cultivation facility	Type of investment: 100% equity position
Acquired: June 13, 2018		Jurisdiction: Oregon
Classification: Direct
320204 Oregon Holdings Corp.	Holding company	Type of investment: 100% equity position
Formed: August 27, 2018		Jurisdiction: Oregon
Classification: Direct
Workforce Concepts 21, Inc.	Payroll and benefits servicing company	Type of investment: 100% equity position
Formed: August 27, 2018		Jurisdiction: Oregon
Classification: Direct
320204 Nevada Holdings Corp.	Holding company	Type of investment: 100% equity position
Formed: August 28, 2018		Jurisdiction: Nevada
Classification: Direct
Silver State Relief LLC	Retail dispensary facilities	Type of investment: 100% equity position
Acquired: January 1, 2019		Jurisdiction: Nevada
Classification: Direct
Silver State Cultivation LLC	Cultivation and processing facility	Type of investment: 100% equity position
Acquired: January 1, 2019		Jurisdiction: Nevada
Classification: Direct
Megawood Enterprises Inc	Retail dispensary facility	Type of investment: 100% equity position
Acquired: January 24, 2019		Jurisdiction: Oregon
Classification: Direct
Phantom Distribution, LLC	Wholesale facility	Type of investment: 100% equity position
Acquired: February 4, 2019		Jurisdiction: Oregon
Classification: Direct
Phantom Brands, LLC	Holding company	Type of investment: 100% equity position
Acquired: February 4, 2019		Jurisdiction: Oregon
Classification: Direct
Phantom Venture Group, LLC	Holding company	Type of investment: 100% equity position
Acquired: February 4, 2019		Jurisdiction: Oregon
Classification: Direct
63353 Bend, LLC	Cultivation facility	Type of investment: 100% equity position
Acquired: February 4, 2019		Jurisdiction: Oregon
Classification: Direct
20727 4 Bend, LLC	Cultivation facility	Type of investment: 100% equity position
Acquired: February 4, 2019		Jurisdiction: Oregon
Classification: Direct
4964 BFH, LLC	Cultivation facility	Type of investment: 100% equity position
Acquired: February 4, 2019		Jurisdiction: Oregon
Classification: Direct
Swell Companies Limited	Processing and wholesale facility	Type of investment: 100% equity position
Acquired: May 24, 2019		Jurisdiction: Oregon
Classification: Direct

Through its subsidiaries, C21 is licensed by the Oregon Liquor Control Commission to cultivate and distribute wholesale and retail recreational and medicinal cannabis products in Oregon.

Through its subsidiaries, the Company is also licensed by the State of Nevada Department of Taxation to cultivate and distribute wholesale and retail recreational and medicinal cannabis products in Nevada.

P. 31

The states of Oregon and Nevada have issued the following licenses to C21’s wholly owned U.S. subsidiaries:

Subsidiary	Licenses
Eco Firma Farms LLC	Oregon Producer: 020-10026114352

Megawood Enterprises Inc (Pure Green)	Oregon Retail: 050-101353460C5

Phantom Distribution, LLC	Oregon Wholesaler: 060-101354498B7

63353 Bend, LLC	Oregon Producer: 020-10135419332

20727 4 Bend, LLC	Oregon Processor: 030-100668460AF

4964 BFH, LLC	Oregon Producer: 020-101354208B5
Oregon Producer: 020-1013549B0D0

Swell Companies Limited	Oregon Processor: 030-1001935FB2C
Oregon Wholesaler: 060-10043793AD8

Silver State Cutivation LLC	Nevada Medical & Recreational Cultivation:
C00l -87780384583047744472 / 1017783233-002
RC00l -95697016138994411312 / 1017783233-002
Silver State Relief LLC	Nevada Medical & Recreational Retail:
D002 -38695553096347542299 / 1017825203-001
RD002-11443721033142554219 / 1017825203-001

See “Oregon Regulatory Environment” and “Nevada Regulatory Environment” for additional discussion on licenses. The enforcement of relevant U.S. laws related to cannabis is a significant risk.

The following table is a summary of C21’s balance sheet exposure to U.S. cannabis-related activities as of July 31, 2019:

	Operating	Non-Controlling
	Subsidiaries	Investments	Total
Current Assets	$13,499,428	$-	$13,499,428
Non-current Assets	80,590,769	-	80,590,769
Total Assets	$94,090,197	$-	$94,090,197
Current Liabilities	$27,906,482	$-	$27,906,482
Non-Current liabilities	24,598,874	-	24,598,874
Total Liabilities	$52,505,356	$-	$59,254,913

Goodwill and intangibles related to the acquisition of U.S. based subsidiaries are included within the noncurrent asset totals above.

P. 32

The following represents the portion of certain assets on C21’s consolidated balance sheet that pertain to U.S. Cannabis activity as of July 31, 2019:

  Inventory and Biological assets: 100%

  Property plant & equipment: 99%

  Intangible assets and goodwill: 100%

  Notes receivable and deposits: 99%

The following is a summary of operating activity from U.S. cannabis-related activities for the period ending July 31, 2019:

	Operating	Non-Controlling
	Subsidiaries	Investments	Total
Revenues	$9,859,293	$-	$9,859,293
Cost of goods sold	(6,847,096)	-	(6,847,096)
Gross Profit	$3,012,197	$-	$3,012,197
Less operating expenses
General and administration	$(1,130,540)	$-	$(1,130,540)
Sales, marketing, and promotion	(156,979)	-	(156,979)
Depreciation and amortization	(884,667)	-	(884,667)
Less interest, accretion, and other	(21,786)	-	(21,786)
Net Profit (loss)	$818,225	$-	$818,225

UNFAVORABLE PUBLICITY OR CONSUMER PERCEPTION

The Company believes the adult-use and medical marijuana industries are highly dependent upon consumer perception regarding the safety, efficacy and quality of the marijuana produced. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of marijuana products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favorable to the marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory investigations, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or other publicity could have a material adverse effect on the demand for adult-use or medical marijuana and on the business, results of operations, financial condition, cash flows or prospects of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports, findings or other media attention will not arise.

Public opinion may result in a significant influence over the regulation of the cannabis industry in Canada, the United States or elsewhere. A negative shift in the public’s perception of cannabis in the United States, or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any limits on future expansion may have a material adverse effect on the Company’s business, financial condition, and results of operations.

STATE AND LOCAL LAWS AND REGULATIONS MAY HEAVILY REGULATE BRANDS AND FORMS OF CANNABIS PRODUCTS AND THERE IS NO GUARANTEE THAT THE COMPANY’S PROPOSED BRANDS AND PRODUCTS WILL BE APPROVED FOR SALE AND DISTRIBUTION IN ANY STATE

States generally only allow the manufacture, sale and distribution of cannabis products that are grown in that state and may require advance notice of such products. Certain states and local jurisdictions have promulgated certain requirements for approved cannabis products based on the form of the product and the concentration of the various cannabinoids in the product. While the Company intends to follow the guidelines and regulations of each applicable state and local jurisdiction in preparing products for sale and distribution, there is no guarantee that such products will be approved to the extent necessary. If the products are approved, there is a risk that any state or local jurisdiction may revoke its approval for such products based on changes in laws or regulations or based on its discretion or otherwise.

P. 33

SECURITY RISKS

The business premises of the Company are a target for theft. While the Company has implemented security measures and continues to monitor and improve its security measures, its cultivation, processing and dispensary facilities could be subject to break-ins, robberies and other breaches in security. If there was a breach in security and the Company fell victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers, cultivation and processing equipment, and cash could have a material adverse impact on the business, financial condition, results of operation and property of the Company.

As the Company’s business involves the movement and transfer of cash which is collected from third parties or deposited into its bank, there is a risk of theft or robbery during the transport of cash. The Company engages security firms to provide armed guards and security in the transport and movement of large amounts of cash. While the Company has taken robust steps to prevent theft or robbery of cash during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash involving the theft of product or cash.

BANKING

Since the use of cannabis is illegal under U.S. federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. The inability to open bank accounts may make it difficult to operate the Company’s cannabis business. Currently in the states of Oregon and Nevada, private credit union banks are being used for all banking needs. Through these private credit union banks, the Company can access comprehensive banking services including cash management checking accounts, ACH transfer processing, cash pick-up and delivery services, debit card and credit card processing, online banking, and processing of bank wires and transfers.

LIABILITY, ENFORCEMENT, COMPLAINTS, ETC.

The Company’s participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities against the Company. Litigation, complaints and enforcement actions involving the Company could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

OPERATION PERMITS AND AUTHORIZATIONS

The Company may not be able to obtain or maintain the necessary licenses, permits, authorizations or accreditations, or may only be able to do so at great cost, to operate its marijuana business. In addition, the Company may not be able to comply fully with the wide variety of laws and regulations applicable to the marijuana industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations or accreditations could result in restrictions on the Company’s ability to operate the marijuana business, which could have a material adverse effect on the Company’s business. Further, should any state in which the Company considers a license important not grant, extend or renew such license or should it renew such license on different terms or decide to grant more than the anticipated number of licenses, the business, financial condition and results of operations of the Company could be materially adversely affected.

ENVIRONMENTAL RISK AND REGULATION

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

P. 34

Government approvals and permits are currently, and may in the future, be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its current or proposed production, manufacturing or sale of marijuana or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production or manufacturing of marijuana, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production or manufacturing costs or reduction in levels of production or manufacturing or require abandonment or delays in development.

THE COMPANY’S LIMITED OPERATING HISTORY MAKES EVALUATING ITS BUSINESS AND PROSPECTS DIFFICULT

The Company has a limited operating history on which to base an evaluation of its business, financial performance and prospects. As such, the Company’s business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development. As the Company is in an early stage and is introducing new products, the Company’s revenues may be materially affected by the decisions, including timing decisions, of a relatively consolidated customer base. The Company has had limited experience in addressing the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving industries such as the marijuana industry. There can be no assurance that the Company will be successful in addressing these risks, and the failure to do so in any one area could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

THE COMPANY IS DEPENDENT UPON EXISTING MANAGEMENT, ITS KEY RESEARCH AND DEVELOPMENT PERSONNEL AND ITS GROWING AND EXTRACTION PERSONNEL, AND ITS BUSINESS MAY BE SEVERELY DISRUPTED IF IT LOSES THEIR SERVICE

The Company’s future success depends substantially on the continued services of its executive officers, its key research and development personnel and its key growing and extraction personnel. If one or more of its executive officers or key personnel were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing company, the Company may lose know-how, key professionals and staff members. These executive officers and key employees could compete with and take customers away.

AVAILABLE TALENT POOL

As the Company grows, it will need to hire additional human resources to continue to develop the business. However, experienced talent is difficult to source, and there can be no assurance that the appropriate individuals will be available or affordable to the Company. Without adequate personnel and expertise, the growth of the Company’s business may suffer.

THE COMPANY MAY BE EXPOSED TO INFRINGEMENT OR MISAPPROPRIATION CLAIMS BY THIRD PARTIES, WHICH, IF DETERMINED ADVERSELY TO THE COMPANY, COULD SUBJECT THE COMPANY TO SIGNIFICANT LIABILITIES AND OTHER COSTS

The Company’s success may likely depend on its ability to use and develop new extraction technologies, recipes, know-how and new strains of marijuana without infringing the intellectual property rights of third parties. The Company cannot assure that third parties will not assert intellectual property claims against it. The Company is subject to additional risks if entities licensing to its intellectual property do not have adequate rights in any such licensed materials. If third parties assert copyright or patent infringement or violation of other intellectual property rights against the Company, it will be required to defend itself in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of management personnel. An adverse determination in any such litigation or proceedings to which the Company may become a party could subject it to significant liability to third parties, require it to seek licenses from third parties, to pay ongoing royalties or subject the Company to injunctions prohibiting the development and operation of its applications.

P. 35

THE COMPANY MAY NEED TO INCUR SIGNIFICANT EXPENSES TO ENFORCE ITS PROPRIETARY RIGHTS, AND IF THE COMPANY IS UNABLE TO PROTECT SUCH RIGHTS, ITS COMPETITIVE POSITION COULD BE HARMED

The Company regards proprietary methods and processes, domain names, trade names, trade secrets, recipes and other intellectual property as critical to its success. The Company’s ability to protect its proprietary rights is critical for the success of its business and its overall financial performance. The Company has taken certain measures to protect its intellectual property rights. However, the Company cannot assure that such measures will be sufficient to protect its proprietary information and intellectual property. Policing unauthorized use of proprietary information and intellectual property is difficult and expensive. Any steps the Company has taken to prevent misappropriation of its proprietary technology may be inadequate. The validity, enforceability and scope of protection of intellectual property in the marijuana industry is uncertain and still evolving. In particular, the laws and enforcement procedures in some developing countries are uncertain and may not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures in Canada, the United States and other developed countries.

COMPETITION

There can be no assurance that significant competition will not enter the marketplace and offer some number of similar products and services or take a similar approach. An increase in the companies competing in this industry could limit the ability of the Company to expand its operations. Current and new competitors may be better capitalized, have a longer operating history, have more expertise and be able to develop higher quality equipment or products, at the same or a lower cost. The Company cannot provide assurances that it will be able to compete successfully against current and future competitors. Such competition could have a material adverse effect on the growth potential of the Company’s business by effectively dividing the existing market for its products. In addition, despite Canadian federal and U.S. state-level legislation of marijuana, illicit or “black market” operations remain abundant and present substantial competition to the Company. In particular, illicit operations, despite being largely clandestine, are not required to comply with the extensive regulations that the Company must comply with to conduct business and, accordingly, may have significantly lower costs of operations.

NO ASSURANCE OF PROFITABILITY

The Company cannot give assurances that it will not incur losses in the future. The limited operating history makes it difficult to predict future operating results. The Company is subject to the risks inherent in the operation of a new business enterprise in an emerging and uncertain business sector, and there can be no assurance that the Company will be able to successfully address these risks.

MANAGEMENT OF GROWTH

The Company may experience a period of significant growth in the number of personnel that will place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key employees to implement and improve financial management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. The Company’s current and planned personnel, systems, procedures and controls may be inadequate to support its future operations.

GENERAL ECONOMIC TRENDS

Any worldwide economic slowdown and tightening of credit in the financial markets may impact the business of the Company’s customers, which could have an adverse effect on the Company’s business, financial condition, or results of operations. Adverse changes in general economic or political conditions in the United States and elsewhere could adversely affect the Company’s business, financial condition, results of operations and property.

P. 36

ASSET LOCATION AND LEGAL PROCEEDINGS

Substantially all of the Company’s assets are located outside of Canada, and certain of its directors are resident outside of Canada, and their assets are outside of Canada. Serving process on those directors may prove to be difficult or excessively time consuming. Additionally, it may be difficult to enforce a judgment obtained in Canada against the Company, its subsidiaries and any directors and officers residing outside of Canada.

MARKET ACCEPTANCE

The Company’s ability to gain and increase market acceptance of its products depends on its ability to educate the public on the benefits of its marijuana products. It also requires the Company to establish and maintain its brand name and reputation. In order to do so, substantial expenditures on product development, strategic relationships and marketing initiatives may be required. There can be no assurance that these initiatives will be successful, and their failure may have an adverse effect on the Company’s operations.

PRODUCT LIABILITY

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. This is particularly true in light of the recent news regarding potential vaporizer (vape) related illnesses and deaths. The Company has closely monitored the news reports and put out a statement over its social media feed on September 11, 2019 confirming its commitment to consumer safety, discussing the rigorous quality control and testing of its products, and explaining that none of its vape products are manufactured with vitamin E acetate, of its vape products.or any other additives, thickeners or agents. The Company further disclosed its complete ingredient list for all.  In addition, the manufacture and sale of marijuana involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of marijuana alone or in combination with other medications or substances could occur. As a manufacturer, distributor and retailer of adult-use and medical marijuana, or in its role as an investor in or service provider to an entity that is a manufacturer, distributor and/or retailer of adult-use or medical marijuana, the Company may be subject to various product liability claims, including, among others, that the marijuana product caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company. There can be no assurances that the Company will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products or otherwise have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

INSURANCE COVERAGE

The Company will require insurance coverage for a number of risks, including business interruption, environmental matters and contamination, personal injury and property damage. Although the Company believes that the events and amounts of liability covered by its insurance policies will be reasonable, considering the risks relevant to its business, and the fact that agreements with users contain limitations of liability, there can be no assurance that such coverage will be available or sufficient to cover claims to which the Company may become subject. If insurance coverage is unavailable or insufficient to cover any such claims, the Company’s financial resources, results of operations and prospects could be adversely affected. Further, because the Company is engaged in the cannabis industry, there may be additional difficulties and complexities associated with such insurance coverage that could cause the Company to suffer uninsured losses, which could adversely impact the Company’s business, results of operations and profitability.

TAX RISK

The provisions of Code section 280E are being applied by the IRS to businesses operating in the U.S. medical and adult-use marijuana industry. Section 280E provides that no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the CSA) which is prohibited by Federal law or the law of any State in which such trade or business is conducted. Even though several states have medical and adult-use marijuana laws, the IRS is applying section 280E to deny business deductions. Businesses operating legally under state law argue that section 280E should not be applied because Congress did not intend the law to apply to businesses that are legal under state law. The IRS asserts that it was the intent of Congress to apply the provision to anyone “trafficking” in a controlled substance, as defined under Federal law (as stated in the text of the statute). This, section 280E is at the center of the conflict between Federal and state laws with respect to medical and retail marijuana which applies to the business conducted by the Company.

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RESULTS OF FUTURE CLINICAL RESEARCH

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Company believes that the articles, reports and studies to date support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, investors should not place undue reliance on such articles, reports and studies. Future research studies and clinical trials may draw opposing conclusions to those stated herein or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

VULNERABILITY TO RISING ENERGY COSTS

Adult-use and medical marijuana growing operations consume considerable energy, making the Company potentially vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business, results of operations, financial condition or prospects of the Company.

RISKS INHERENT IN AN AGRICULTURAL BUSINESS

Adult-use and medical marijuana are agricultural products. There are risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although the products are usually grown indoors under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Company’s products.

ELECTRONIC COMMUNICATION SECURITY RISKS

A significant potential vulnerability of electronic communications is the security of transmission of confidential information over public networks. Anyone who is able to circumvent the Company’s security measures could misappropriate proprietary information or cause interruptions in its operations. The Company may be required to expend capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches.

CURRENCY FLUCTUATIONS

Due to the Company’s present operations in the United States, and its intention to continue future operations outside Canada, the Company is expected to be exposed to significant currency fluctuations. All or substantially all of the Company’s revenue will be earned in U.S. dollars, but operating expenses are incurred in both U.S. and Canadian dollars. The Company does not have currency hedging arrangements in place, and there is no expectation that the Company will put any currency hedging arrangements in place in the future. Fluctuations in the exchange rate between the U.S. dollar and Canadian dollar may have a material adverse effect on the Company’s business, financial condition and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

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The size of the Company’s target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data.

Because the cannabis industry is in an early stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Company and, few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that the Company’s estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results.

RISKS ASSOCIATED WITH THE SECURITIES OF THE COMPANY

ADDITIONAL ISSUANCES OF SECURITIES MAY RESULT IN DILUTION

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of common shares, and the Company’s shareholders will have no pre-emptive rights in connection with such further issuances. C21’s Board has discretion to determine the price and the terms of further issuances. Moreover, additional common shares will be issued by the Company on the exercise, conversion or redemption of certain outstanding securities of the Company in accordance with their terms. The Company may also issue common shares to finance future acquisitions. The Company cannot predict the size of future issuances of common shares or the effect that future issuances and sales of common shares or other securities will have on the market price of its common shares. Issuances of a substantial number of additional common shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the common shares. With any additional issuance of common shares, investors will suffer dilution and the Company may experience dilution in its revenue per share.

RESALE OF COMMON SHARES

There can be no assurance that the publicly traded price of the Company’s common shares will be high enough to create a positive return for investors. Further, there can be no assurance that the common shares will be sufficiently liquid so as to permit investors to sell their position in the Company without adversely affecting the stock price. In such event, the probability of resale of the common shares would be diminished.

As well, the continued operations of the Company will be dependent upon its ability to procure additional financing in the short term and to generate operating revenues in the longer term. There can be no assurance that any such financing can be obtained or that revenues can be generated. If the Company is unable to obtain such additional financing or generate such revenues, investors may be unable to sell their common shares and any investment in the Company may be lost.

PRICE VOLATILITY OF PUBLICLY TRADED SECURITIES

The market price of C21’s common shares cannot be predicted and has been and may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of shareholders or holders of other securities to sell their securities at an advantageous price. Market price fluctuations in the securities may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or competitive, regulatory or economic trends, adverse changes in the economic performance or market valuations of companies in the industry in which the Company operates, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments or other material public announcements by the Company or its competitors or government and regulatory authorities, operating and share price performance of the companies that investors deem comparable to the Company, addition or departure of the Company’s executive officers and other key personnel, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Company’s securities.

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Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity and convertible securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of C21’s common shares and other securities may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue or arise, the Company’s operations may be adversely impacted, and the trading price of the common shares and other securities may be materially adversely affected.

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LIMITED MARKET FOR SECURITIES

Notwithstanding that the Company’s common shares are listed on the CSE, there can be no assurance that an active and liquid market for such securities will develop or be maintained and securityholders may find it difficult to resell any securities of the Company.

ADDITIONAL FINANCING WILL BE REQUIRED

The continued development of the Company will require additional financing. There is no guarantee that the Company will be able to achieve its business objectives. The Company intends to fund its business objectives by way of additional offerings of equity and/or debt financing. The failure to raise or procure such additional funds could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities or convertible debt, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Company and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company will require additional financing to fund its operations until positive cash flow is achieved.

DIVIDENDS

The Company has not paid dividends to shareholders in the past and does not anticipate paying dividends in the foreseeable future. The Company expects to retain its earnings to finance growth, and where appropriate, to pay down debt.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or incorporated herein by reference may constitute “forward-looking statements”. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company “believes”, “anticipates”, “expects”, “plans”, “estimates” or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the ability of the Company to implement its business strategy, including the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management’s course of action would depend upon its assessment of the future considering all information then available. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

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